Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

KPMG Auditores Independentes Ltda.

Rua Paraíba, 550 - 12º andar - Bairro Funcionários

30130-141 - Belo Horizonte/MG - Brasil

Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil

Telefone +55 (31) 2128-5700

kpmg.com.br

Report of the independent auditors on the consolidated financial statements

To the Shareholders, Board of Directors and Management of the Inter & Co, Inc Cayman Islands

Opinion

We examined the consolidated financial statements of Inter & Co, Inc. ("Company") comprising the balance sheet as of December 31, 2022 and the respective statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year ended that date, as well as corresponding explanatory notes, comprising significant accounting policies and other information.

Opinion on consolidated financial statements

In our opinion, the consolidated financial statements referred to above adequately present, in all relevant respects, the Company's consolidated financial and equity position as of December 31, 2022, the consolidated performance of its operations and its consolidated cash flows for the year ended on that date, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

Our audit was conducted in accordance with Brazilian and international audit ing standards. Our responsibilities, in accordance with these standards, are described in the following section entitled "Auditors' responsibilities for auditing consolidated financial statements." We are independent of the Company and its subsidiaries, in accordance with the relevant ethical principles set forth in the Accountant's Code of Professional Ethics and professional standards issued by the Federal Accounting Council, and comply with other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to substantiate our opinion.

Key audit matters

Key audit matters are those that, in our professional judgment, were the most significant in our current fiscal year audit. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in summing up our opinion on these consolidated financial statements and therefore we do not express a separate opinion on these matters.

Expected loss of credit for loans, advances to customers, financial assets at fair value through other comprehensive results and securities at amortized cost

See Notes 4e, 6a and 12 of the consolidated financial statements

Main audit issues	How our audit conducted this matter

Inter & Co, Inc. and its subsidiaries recorded on December 31, 2022 provision for expected credit loss, loans, advances to customers, financial assets at fair value through other comprehensive results, and securities at amortized cost.

For credit risk assessment financial assets are divided based on similar credit risk characteristics. After the evaluation, the operations are classified in stages, and in stage 1 the probability of loss considers the loss for the next 12 months and in stages 2 and 3 the probability of loss considers the loss for the remaining term of the operation.

To assess whether there has been a change in credit risk, which determines the classification of internships, Inter & Co, Inc. and its subsidiaries analyze whether the risk has increased significantly by product type. The measurement of the provision of expected losses is determined based on models that involve judgments and assumptions based on the historical behavior of losses and projections of expected losses considering macroeconomic variables.

Due to the relevance of the expected credit loss balances relating to loans, advances to clients, financial assets at fair value through other comprehensive results and securities at amortized cost linked to the degree of judgment and uncertainty underlying the determination of the measurement and the impact that any change in the assumptions used in determining such loss could generate in the securities recorded in the consolidated financial statements, we consider this issue as the main audit issue.

Our audit procedures included, but were not limited to:

- Evaluation of the design of internal controls related to the processes of initial credit risk classifications and approvals on the internal models used in the calculation of expected credit losses.

- With the help of our professionals with experience and expertise in credit risk we perform: (i) evaluation of the reasonableness of models for measuring expected losses of loans, advances to clients, financial assets at fair value through other comprehensive results and securities at amortized cost, including the criteria used for the classification of such operations in stages; (ii) evaluation of the stages of development of the models of probability of loss of the above-mentioned portfolios; (iii) evaluation of the methods used to calculate expected credit losses; (iv) evaluation of portfolio performance indicators; (v) evaluation of the incorporation of macroeconomic variables; (vi) mathematical recalculation of expected credit losses.

- Based on sampling, we evaluate the classification of the stages of the loan portfolio assets, advances to clients, financial assets at fair value through other comprehensive results and securities at amortized cost.

- Assessment whether disclosures in the consolidated financial statements consider all relevant information.

Based on the evidence obtained through the above summarized procedures, we consider acceptable the balance of expected credit loss related to loans, advances to clients, financial assets at fair value through other comprehensive results and securities at amortized cost, as well as the respective disclosures, in the context of the consolidated financial statements taken jointly for the year ended December 31, 2022.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and member firm of the global KPMG organization of independent member firms licensed by KPMG International Limited, a privateLy held British limited liability company

Goodwill registration generated in the acquisition of Inter & Co Payments, Inc (Pronto Money Transfer Inc.)

See Notes 2.d and 4.b of the consolidated financial statements

Main audit issues	How our audit conducted this matter

On January 14, 2022, Banco Inter completed the acquisition of 100% of the share capital and took control of inter & co payments, Inc (Pronto Money Transfer Inc.), after the approval of regulators and compliance with legal and contractual formalities and effective payment in the amount of R$ 721,223,000, recognizing goodwill of R$ 554,758 thousand related to this acquisition.

The determination of goodwill by expectation of future profitability takes into account the measurement of fair value attributed to acquired assets and assumed liabilities, including identifiable intangibles. Such measurement involves the management's judgment to estimate these fair values based on valuation techniques, which involves assumptions such as: calculation of the discount rate, attributable revenue, among others, used in the determination of estimates of future cash flows.

Due to the relevance of the amounts involved in the acquisition of Inter & Co Payments, Inc., and the level of uncertainty inherent in the significant assumptions mentioned, which if changed may impact the value of the business combination in the consolidated financial statements, we consider this issue as the main audit subject.

Our audit procedures included, but were not limited to:

- Evaluation of the design of key internal controls related to the Company's accounting acquisition process, including: (i) control related to the selection of methodology and the significant assumptions used in the measurement of the fair value of identified assets and assumed liabilities; and (ii) review and approval of the Purchase Price Allocation (PPA).

- Analysis, with the technical support of our corporate finance specialists: (i) whether the management's assessment of acquired assets, assumed liabilities and identifiable intangibles, was prepared in a manner consistent with the valuation practices and methodologies normally used by the market; (ii) the consistency of the main assumptions used in the projection of cash flows; (iii) inspection of the base data used, including macroeconomic assumptions, in order to evaluate whether they are appropriate and come from reliable sources.

- Evaluation whether the disclosures in the consolidated financial statements include all relevant information.

Based on the evidence obtained through the above procedures, we consider acceptable the goodwill recorded in the acquisition of Inter & Co Payments, Inc (Pronto Money Transfer Inc.), as well as the respective disclosures, in the context of the consolidated financial statements taken together, for the year ended December 31, 2022.

Other subjects - Statements of added value

The consolidated statements of added value for the year ended December 31, 2022, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to audit procedures executed in conjunction with the audit of the Company's financial statements. For the formation of our opinion, we evaluate whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these statements of added value were adequately prepared, in all relevant respects, according to the criteria defined in this Technical Pronouncement and are consistent with the consolidated financial statements taken together.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and member firm of the global KPMG organization of independent member firms licensed by KPMG International Limited, a privateLy held British limited liability company

Other information accompanying the consolidated financial statements and the auditors' report

The Company's management is responsible for this other information that includes the Management Report.

Our opinion of the consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on that report.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, to consider whether that report is, in a relevant manner, inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be distorted in a relevant manner. If, based on the work done, we conclude that there is relevant distortion in the Management Report, we are required to report this fact. We have nothing to report on this.

Management and governance responsibilities for consolidated financial statements

Management is responsible for the preparation and proper presentation of individual financial statements in accordance with accounting practices adopted in Brazil and consolidated financial statements in accordance with accounting practices adopted in Brazil, and with international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB), and by the internal controls it has determined as necessary to allow the preparation of financial statements free of material distortion, regardless of whether caused by fraud or error.

In the preparation of the consolidated financial statements, management is responsible for evaluating the company's ability to continue operating, disclosing, where applicable, matters related to its operational continuity and the use of this accounting base in the preparation of the financial statements, unless management intends to liquidate the Company and its subsidiaries or cease its operations, or have no realistic alternative to avoid closing operations.

Those responsible for the governance of the Company and its subsidiaries are those responsible for supervising the process of preparing the financial statements.

Auditors' responsibilities for auditing consolidated financial statements

Our objectives are to obtain reasonable security that the consolidated financial statements, taken together, are free from material distortion, regardless of whether caused by fraud or error, and issue an audit report containing our opinion. Reasonable safety is a high level of security, but not a guarantee that the audit performed in accordance with Brazilian and international audit standards always detectany relevant distortions existing. Distortions may be due to fraud or error and are considered relevant when, individually or jointly, they may influence, within a reasonable perspective, the economic decisions of users made on the basis of such financial statements.

As part of the audit carried out in accordance with Brazilian and international audit ing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition:

–	We identify and assess the risks of material distortion in the consolidated financial statements, regardless of whether caused by fraud or error, we plan and execute audit procedures in response to such risks, as well as obtain appropriate and sufficient audit evidence to support our opinion. The risk of non-detection of relevant distortion resulting from fraud is greater than that arising from error, since fraud may involve the act of circumventing internal controls, collusion, forgery, omission or intentional false representations.

–	We obtain an understanding of the internal controls relevant to the audit to plan audit procedures appropriate to the circumstances, but not, in order to express an opinion on the effectiveness of the internal controls of the Company and its subsidiaries.

–	We evaluate the adequacy of the accounting policies used and the reasonableness of the accounting estimates and respective disclosures made by management.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and member firm of the global KPMG organization of independent member firms licensed by KPMG International Limited, a privateLy held British limited liability company

–	We conclude on the adequacy of the use by management of the accounting base of operational continuity and, based on the audit evidence obtained, whether there is relevant uncertainty regarding events or conditions that may raise significant doubt regarding the operational continuity capacity of the Company and its subsidiaries. If we conclude that there is relevant uncertainty, we should draw attention in our audit report to the respective disclosures in the consolidated financial statements or include modification in our opinion if disclosures are inappropriate. Our findings are based on audit evidence obtained as of the date of our report. However, future events or conditions may lead the Company and its subsidiaries to no longer remain in operational continuity.

–	We evaluate the general presentation, structure and content of the financial statements, including disclosures and whether the consolidated financial statements represent the corresponding transactions and events in a manner compatible with the appropriate presentation objective.

–	We obtain appropriate and sufficient audit evidence regarding the financial information of the group's entities or business activities to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the group and, consequently, for the audit opinion.

We communicate with governance officials about, among other aspects, the planned scope, audit time and significant audit findings, including any significant deficiencies in the internal controls we identified during our work.

We also provide governance officers with a statement that we comply with the relevant ethical requirements, including applicable independence requirements, and communicate any relationships or matters that could considerably affect our independence, including, where applicable, their safeguards.

Of the issues that have been the subject of communication with those responsible for governance, we determine those that were considered the most significant in the audit of the financial statements of the current financial year and, in this way, constitute the main audit issues. We describe these matters in our audit report unless law or regulation has prohibited public disclosure of the matter, or when, in extremely rare circumstances, we determine that the matter should not be communicated in our report because the adverse consequences of such communication may, within a reasonable perspective, outweigh the benefits of communication to the public interest.

Belo Horizonte, March 13, 2023

KPMG Auditores Independentes Ltda

CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

Jonas Moreira Salles

CRC SP-295315/O

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and member firm of the global KPMG organization of independent member firms licensed by KPMG International Limited, a privateLy held British limited liability company

Consolidated balance sheets as of December 31, 2022 and 2021
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2022	12/31/2021
Assets
Cash and cash equivalents	8	1,331,648	500,446
Amounts due from financial institutions	9	4,258,856	2,051,862
Compulsory deposits at Central Bank of Brazil		2,854,778	2,399,488
Securities	10	12,448,565	12,757,687
Derivative financial assets	11	-	86,948
Loans and advances to customers	12	22,698,328	17,216,362
Provision for expected loss	12	(1,318,412)	(680,932)
Loans and advances to customers, net of provisions for expected loss		21,379,916	16,535,430
Non-current assets held for sale	13	166,943	129,793
Equity accounted investees	14	72,090	82,445
Property and equipment	15	188,019	163,475
Intangible assets	16	1,238,629	430,504
Deferred tax assets	32	978,148	695,525
Other assets	17	1,425,508	792,735
Total assets		46,343,100	36,626,337

Liabilities
Liabilities with financial and similar institutions	18	7,906,897	5,341,464
Liabilities with customers	19	23,642,804	18,333,543
Securities issued	20	6,202,165	3,572,093
Derivative financial liabilities	12	37,768	66,545
Borrowing and onlending	21	36,448	25,071
Income tax and social contribution		114,493	41,764
Other tax liabilities		52,372	36,642
Tax liabilities	22	166,865	78,406
Provisions	23	57,449	52,848
Deferred tax liabilities	32	30,073	89,235
Other liabilities	24	1,173,527	617,349
Total liabilities		39,253,996	28,176,554
Equity
Share capital	25a	13	13
Reserves	25b	7,817,670	2,728,396
Other comprehensive income	25c	(825,301)	(72,284)
Equity attributable to owners of the Company		6,992,382	2,656,125
Non-controlling interest	25f	96,722	5,793,659
Total equity		7,089,104	8,449,784

Total liabilities and equity		46,343,100	36,626,337

The notes are an integral part of these consolidated financial statements.

Consolidated income statements for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	2022	2021	2020
Interest income		2,802,658	1,435,428	942,808
Interest expenses		(1,972,850)	(543,242)	(184,335)
Net interest income	26	829,808	892,186	758,473

Revenues from services and commissions		968,039	542,569	257,145
Expenses from services and commissions		(129,233)	(100,297)	(71,611)
Net result from services and commissions	27	838,806	442,272	185,534

Income from securities	10	1,471,737	745,613	12,060
Net gains / (losses) from derivatives	11	33,884	(48,330)	(54,418)
Other revenues	28	388,462	190,082	109,882
Net revenues		3,562,697	2,221,823	1,011,531

Other income	28b	-	-	109,216

Impairment losses on financial assets	29	(1,083,237)	(595,581)	(213,688)
Personnel expenses	30	(733,605)	(443,328)	(229,096)
Depreciation and amortization	15	(163,972)	(94,251)	(43,659)
Other administrative expenses	31	(1,743,072)	(1,310,961)	(641,327)
Income before taxes and interests in associates		(161,189)	(222,298)	(7,023)

Income from equity interests in associates	14	(17,384)	(8,764)	-
Profit / (loss) before income tax		(178,573)	(231,062)	(7,023)

Current income tax and social contribution	32	(106,625)	(52,441)	(13,166)
Deferred income tax and social contribution	32	271,119	228,434	50,875
Income tax benefit		164,494	175,993	37,709

Profit / (loss) for the year		(14,079)	(55,068)	30,686

Profit (loss) attributable to:
Owners of the Company		(11,090)	(72,663)	17,911
Non-controlling interest		(2,989)	17,597	12,775

Earnings (loss) per share (in Brazilian Reais – BRL)
Basic earnings (loss) per share	25e	(0.0276)	(0.0143)	0.0043
Diluted earnings (loss) per share	25e	(0.0276)	(0.0143)	0.0043

The notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais)

	2022	2021	2020
Profit (loss) for the year	(14,079)	(55,068)	30,686

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:

Net change in fair value - financial assets at FVOCI	(240,057)	(454,552)	52,718
Related tax - financial assets FVOCI	102,684	207,167	(26,031)
Foreign exchange differences on the translation of foreign operations	(10,671)	-	-
Effects of corporate reorganization in non-controlling interest without a change in control	(604,973)	-	-
Other comprehensive income for the year, net of income tax and social contribution	(753,017)	(247,385)	26,687

Total comprehensive income for the year	(767,096)	(302,453)	57,373
Allocation of comprehensive income
To owners of the company	(764,107)	(245,493)	44,598
To non-controlling interest	(2,989)	(56,960)	12,775

The notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	Share capital	Reserves	Other comprehensive income	Retained earnings	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balances at January 1, 2020 - Banco Inter		2,068,305	90,152	(696)	-	-	2,157,761	4,177	2,161,938
Capital increase		1,181,351		-	-	-	1,181,351	-	1,181,351
Share issuance cost		(33,335)	820	-	-	-	(32,515)	-	(32,515)
Share-based payment		134	(134)	-	-	-	-	-	-
Profit (loss) for the year		-	-	-	17,911	-	17,911	12,775	30,686
Profit reserve reversal		-	(22,038)	-	22,038	-	-	-	-
Proposed allocations:
Constitution/Reversion of reserves		-	-	-	-	-	-	-	-
Dividends and interest on equity		-	-	-	(39,949)	-	(39,949)	-	(39,949)
Repurchase of shares		-	-	-	-	(153,109)	(153,109)		(153,109)
Sale of treasury shares		-	-	-	-	35,588	35,588		35,588
Gain on sale of treasury shares		-	81,909	-	-		81,909	-	81,909
Sale of NCI without a change in control		-	-	-	-	-	-	31,629	31,629
Net change in fair value - financial assets at FVOCI		-	-	26,687	-	-	26,687	-	26,687

Balances at December 31, 2020 – Banco Inter		3,216,455	150,709	25,991	-	(117,521)	3,275,634	48,581	3,324,215

Balances at January 1, 2021 - Banco Inter		3,216,455	150,709	25,991	-	(117,521)	3,275,634	48,581	3,324,215
Profit (loss) for the period		-	-	-	(48,939)	-	(48,939)	8,502	(40,437)
Contributions and distributions
Constitution/reversion of reserves		-	(94,085)	-	48,939	-	(45,146)	-	(45,146)
Dividends and interest on equity	25d	-	(3,122)	-	-	-	(3,122)	(7,251)	(10,373)
Sale of treasury shares		-	(74,119)	-	-	81,159	7,040	-	7,040
Resources from non-controlling interest		-	-	-	-	-	-	33,998	33,998
Net change in fair value - financial assets at FVOCI		-	-	(141,312)	-	-	(141,312)	-	(141,312)
Balances at May 6, 2021 – Banco Inter		3,216,455	(20,617)	(115,321)	-	(36,362)	3,044,155	83,830	3,127,985

Corporate restructuring on May 7, 2021		(3,216,442)	1,205,850	74,555	-	36,362	(1,899,675)	1,899,675	-

Balances at May 7, 2021 – Inter & Co, Inc.		13	1,185,233	(40,766)	-	-	1,144,480	1,983,505	3,127,985
Profit (loss) for the period					(23,724)		(23,724)	9,095	(14,629)
Allocation from investee:
Other comprehensive income		-	-	(31,518)	-	-	(31,518)	(74,555)	(106,073)
Treasury shares		-	-	-	-	-	-	(36,362)	(36,362)
Contributions and distributions		-	(23,724)	-	23,724	-	-	-	-
Dividends and interest on equity	25d	-	-	-	-	-	-	(9,307)	(9,307)
Resources from non-controlling interest, including capital increase		-	1,566,887	-	-	-	1,566,887	3,921,283	5,488,170

Balances at December 31, 2021 - Inter & Co, Inc.		13	2,728,396	(72,284)	-	-	2,656,125	5,793,659	8,449,784

Balances at January 1, 2022 - Inter & Co, Inc.		13	2,728,396	(72,284)	-	-	2,656,125	5,793,659	8,449,784
Profit (loss) for the period		-	-	-	(11,090)	-	(11,090)	(2,989)	(14,079)
Contributions and distributions
Constitution/Reversion of reserves		-	(11,090)	-	11,090	-	-	-	-
Dividends and interest on equity	25d	-	(38,056)	-	-	-	(38,056)	(37,842)	(75,898)
Foreign exchange differences on the translation of foreign operations		-	-	(10,671)	-	-	(10,671)	-	(10,671)
Net change in fair value - financial assets at FVOCI		-	-	(137,373)	-	-	(137,373)	-	(137,373)
Effects of corporate reorganization	25f	-	5,283,314	(604,973)	-	-	4,678,341	(5,656,106)	(977,765)
Reflex reserve			(125,299)	-	-	-	(125,299)	-	(125,299)
Others		-	(19,595)	-	-	-	(19,595)	-	(19,595)
Balances at December 31, 2022 - Inter & Co, Inc.		13	7,817,670	(825,301)	-	-	6,992,382	96,722	7,089,104

The notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of Brazilian reais)

	2022	2021	2020
Operating activities
Profit (loss) for the year	(14,079)	(55,068)	30,686
Adjustments to profit (loss)
Depreciation and amortization	163,972	58,336	43,659
Result of equity interests in associates	17,384	8,764	-
Impairment losses on financial assets	1,083,237	(595,581)	213,688
Expenses with provisions	25,931	19,002	15,280
Deferred income tax and social contribution	(271,119)	228,434	(50,875)
Current income tax and social contribution	106,625	(52,441)	13,166
Provisions/ (reversals) for loss of assets	5,225	(43,618)	(4,401)
Other capital gains (losses)	(66,363)	-	-
Provision for performance income	(150,401)	-	-
Result of foreign exchange variation	-	30	(1,006)

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	(455,290)	(689,759)	(1,317,449)
Loans and advances to customers, net of provision for expected loss	(5,927,723)	(7,432,145)	(4,146,866)
Amounts due from financial institutions	(2,206,994)	(1,549,493)	(246,272)
Securities	(602,509)	(573,349)	260,916
Derivative financial assets	86,948	(59,435)	(27,513)
Non-current assets held for sale	(37,150)	33,754	6,104
Other assets	(496,097)	(790,072)	(356,182)
Increase/ (decrease) in:
Liabilities with financial institutions	2,565,433	3,584,551	604,421
Liabilities with customers	5,309,261	5,896,911	7,722,193
Securities issued	2,630,072	1,842,657	9,856
Derivative financial liabilities	(28,777)	9,787	35,817
Borrowing and onlending	11,377	(2,334)	(2,395)
Tax liabilities	119,891	149,605	13,090
Provisions	(21,330)	10,209	(13,698)
Other liabilities	530,772	141,929	192,852
	2,378,296	140,673	2,995,072
Income tax paid	(138,057)	(49,029)	(14,187)

Net cash from operating activities	2,240,239	91,644	2,980,885

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(671,704)	(93,782)	(24,905)
Acquisition of property and equipment	(34,290)	(32,249)	(17,250)
Proceeds from sale of property and equipment	14	602	7,223
Acquisition of intangible assets	(255,927)	(255,731)	(135,619)
Acquisition of financial assets at FVOCI	(7,977,979)	(27,780,867)	(4,899,868)
Proceeds from sale of financial assets at FVOCI	9,208,137	21,512,954	75,618
Acquisition of financial assets at FVTPL	(582,098)	(920,123)	(135,389)
Proceeds from sale of financial assets at FVTPL	126,198	393,417	81,213
Net cash used in investing activities	(187,649)	(7,175,779)	(5,048,977)

Cash flow from financing activities
Capital increase	-	-	1,148,836
Repurchase of treasury shares	-	-	(153,109)
Sale of treasury shares	-	(29,322)	117,497
Paid dividends and interest on equity	(75,898)	(19,680)	(37,868)
Resources from non-controlling interest, including capital increase	-	5,478,926	31,629
Payment to shareholders of subisidiary	(1,145,273)	-	-
Net cash from financing activities	(1,221,171)	5,429,924	1,106,985

(Decrease)/ Increase in cash and cash equivalents	831,419	(1,654,212)	(961,108)
Cash and cash equivalents at the beginning of the year	500,446	2,154,687	3,114,789
Effect of the exchange rate variation on cash and cash equivalents	(217)	(30)	1,006
Cash and cash equivalents at December 31	1,331,648	500,446	2,154,687

The notes are an integral part of these consolidated financial statements.

Consolidated statements of added value for the years ended December 31, 2022 and 2021

(Amounts in thousands of Brazilian reais, unless otherwise stated)

		2022	2021
Revenues		4,452,310	2,169,484
Interest income		4,308,279	2,132,711
Revenues from services and commissions, net		838,806	442,272
Impairment losses on financial assets		(1,083,237)	(595,581)
Other revenues		388,462	190,082

Expenses		(1,972,850)	(543,242)
Interest		(1,972,850)	(543,242)

Input from third parties		(1,447,334)	(1,135,405)
Materials, energy and others		(340,129)	(322,063)
Third party services		(230,223)	(154,661)
Others		(876,982)	(658,681)
Telecommunications and data processing		(696,450)	(513,562)
Publicity and advertising		(180,532)	(145,119)

Gross added value		1,032,126	490,837

Deduction		(163,972)	(94,251)
Depreciation and amortization		(163,972)	(94,251)

Net added value produced by the Bank		868,154	396,586

Added value received in transfer		(17,384)	(8,764)
Income from equity interests in affiliates		(17,384)	(8,764)

Total added value to distribute		850,770	387,822

Distribution of added value		850,770	387,822
Personnel and tax		640,089	380,510
Remuneration		487,489	300,011
Benefits		126,469	62,506
FGTS		26,131	17,993
Taxes, contributions and fees		178,550	33,750
Federal		136,845	8,494
Municipal		41,705	25,250
State		1,784	6
Rent		44,426	28,622
Profit (losses) retained/reversed in the period	25	(11,090)	(72,663)
Non-controlling interest	25	(2,989)	17,597

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian reais)

1	Activity and structure of Inter & Co, Inc. and its subsidiaries

Inter & Co, Inc., formerly Inter Platform Inc., is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc. (the Company and, together with its consolidated subsidiaries, the Group) began a corporate reorganization involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. The Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.

Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Comission (“SEC”). The common shares are trading on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.

Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), ofthe owner of all shares of Banco Inter. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization, however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization carrying amounts of Banco Inter’s consolidated assets and liabilities were reflected in Inter & Co’s consolidated financial statements with no fair value adjustments. As a result, the Audited Financial Statements reflect:

▪	The historical consolidated operating results, cash flows and financial position of Banco Inter (as predecessor) for all dates and periods prior to May 7, 2021.

▪	The contribution of Banco Inter consolidated assets and liabilities at book value on May 7, 2021;

▪	Inter & Co and its consolidated subsidiaries (including Banco Inter) operating results and cash flows from May 7, 2021 and the financial position of Inter & Co as of December 31, 2021 and December 31, 2022.

▪	The number of common shares issued by Inter & Co, as a result of this initial reorganization is reflected retroactively to January 1, 2019, for the purposes of calculating earnings per share.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

▪	As the statutory equity reserves of Banco Inter are no longer applicable to Inter & Co, these statutory reserves were transferred to the retained earnings account on May 7, 2021, the date of this initial reorganization.

▪	The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company of the Banco Inter shareholders that exchanged their Banco Inter shares to shares and/or BDRs of the Company and the payment to shareholders of Banco Inter who opned to receive cash in lieu of shares of the Company (instead of shares and BDRs of the Company).

The Group’s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate loans, payroll credit, credit for companies, rural loans, credit card operations, checking account, investments, insurance services, as well as a marketplace of non-financial services provided by means of its subsidiaries. The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.

2	Basis for preparation

a.	Compliance statement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Board of Director’s meeting on March 13, 2023 .

b.	Functional and presentation currency

These consolidated financial statements are presented in Brazilian Reais (BRL or R$), which is the functional currency of the Group. The operating companies adopt the Brazilian Real as their functional currency, except for the subsidiary Inter&co Payments, Inc., which has the US dollar as its functional currency, being its conversion made as described in NE 4c. All balances were rounded to the nearest thousand, unless otherwise noted.

c.	Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

d.	Judgments and estimates

The information on judgments made in the application of the accounting policies that have significant effects on the amounts recognized in the consolidated financial statements are included. Information on the uncertainties related to assumptions and estimates with a significant risk of resulting in a material adjustment in accounting balances of assets and liabilities are included in the following notes :

•	Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).

•	The measurement of the provision for expected credit losses on financial assets (see notes 4e and 12) measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models and appropriate assumptions for measuring expected credit loss; and establishing different prospective scenarios and their weighting, among others.

•	Basis for consolidation (note 4a): whether Inter has de facto control over an investee;

•	Business combination (note 4b): determination of fair values of assets acquired and liabilities assumed in business combinations.

•	Equity accounted investees (note 14): whether Inter has significant influence over an investee.

•	Note 16 - impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs;

•	Deferred tax asset (note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

3	Changes to significant accounting policies

New accounting standards, amendments to accounting standards, and interpretations have been published that are not mandatory for the December 31, 2022, reporting period and have not been early adopted by the Company. These standards, amendments, or interpretations are not expected to have a material impact on the Company in the current or future reporting periods.

•	Definition of Accounting Estimates – Amendments to IAS 8

•	Classification of Liabilities as Current or Non-Current – Amendments to IAS 1

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12.

•	Insurance Contracts – IFRS 17

New or revised accounting pronouncements adopted in 2022

The following new or revised standards have been issued by IASB, were effective for the year covered by these consolidated financial statements, and had no significant impact.

•	Reference to the Conceptual Framework (Amendments to IFRS 3); and

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 9 and IFRS 16).

4	Significant accounting policies

The accounting policies described below were applied in all periods presented in the consolidated financial statements.

a.	Basis for consolidation

Companies that Inter controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns.

The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The following table shows the subsidiaries in each year:

					Share in the capital (%)		Inter Level (*)
Entity	Branch of Activity	Common Shares and/or Quotas	functional currency	Country	12/31/2022	12/31/2021	12/31/2020
Direct subsidiaries
Inter&Co Securities LLC (a)	Holding Company	-	US$	USA	100.0%	-	-
Inter&Co Participações Ltda. (b)	Holding Company	1,500,000	BRL	Brazil	100.0%	-	-
Inter Us Holding, LLC	Holding Company	100	US$	USA	100.0%	-	-
INTRGLOBALEU Serviços Administrativos, LDA (c)	Holding Company	1	EUR	Portugal	100.0%	-	-

					Share in the capital (%)		Inter Level(*)
Entity/Fund	Branch of Activity	Common Shares and/or Quotas	functional currency	Country	12/31/2022	12/31/2021	12/31/2020
Indirect subsidiaries
Inter Holding Financeira S.A.	Holding Company	401,159,540	BRL	Brazil	100.0%	100.0%	-
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.0%	31.4%	-
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	24,583,333	BRL	Brazil	98.3%	30.9%	98.3%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.0%	18.8%	60.0%
Inter Marketplace Intermediação de Negócios e Serviços Ltdade.	Marketplace	5,000,000	BRL	Brazil	100.0%	31.4%	99.9%
Inter Asset Holding S.A.	Asset management	7,000,000	BRL	Brazil	70.0%	22.0%	70.0%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	BRL	Brazil	98.3%	30.7%	96.5%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	5,000,000	BRL	Brazil	90.7%	28.3%	81.2%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	388,157,511	BRL	Brazil	100.0%	31.4%	100.0%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	443,689,064	BRL	Brazil	100.0%	31.4%	-
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.0%	15.7%	-
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.0%	18.9%	-
Inter & Co Payments, Inc	Provision of services	16,000,000.00	US$	USA	100.0%	0.0%	-
Inter Asset Gestão de Recursos Ltda	Asset management	30,680	BRL	Brazil	70.0%	22.0%	-
Inter Café Ltda.	Provision of services	10,000	BRL	Brazil	100.0%	31.4%	-
Inter Boutiques Ltda.	Provision of services	10,000	BRL	Brazil	100.0%	31.4%	-
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.0%	22.0%	70.0%
Inter Viagens e Entretenimento Ltda.	Provision of services	1,000	BRL	Brazil	100.0%	-	-

(*) The variations in the percentages presented above are related to the corporate reorganization presented in note 1. The share in the capital presented on December 31, 2020, considers the level of Banco Inter S .A. as parent company, while the interest on equity capital presented on December 31, 2022 and 2021 considers Inter&co as parent company.

(a) On September 14, 2022, the incorporation of Inter & Co Securities LLC in the US jurisdiction was approved, with no assets, liabilities or contingencies.

(b) On November 14, 2022, the incorporation of Inter & Co Participações Ltda. was approved, company incorporated in Brazil, whose corporate purpose is the participation in other companies.

(c) On December 20, 2022, the incorporation of INTRGLOBALEU Serviços Administrativos, LDA was approved, the company was established in Portugal as part of the internationalization process. It is a non-operating holding company with no assets, liabilities or contingencies.

Non-controlling interest

The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The share in the capital of subsidiaries as of December 31, 2020, refers to the percentage held by Banco Inter, the participation percentages as of December 31, 2022 and 2021 were impacted by the corporate reorganization and show the indirect share in the capital held by Inter & Co, Inc. The company holds more than 50% or more of the voting capital of all indirect subsidiaries.

Balances and transactions eliminated on consolidation

Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

b.	Business combination

Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to Company. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.

Inter has the option to apply a "concentration test" that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments.

The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.

Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.

Inter & Co Payments, Inc

On January 14, 2022, Banco Inter S.A. concluded the acquisition of 100% of the share capital of Inter & Co Payments, Inc formerly either USEND or Pronto Money Transfer Inc and state subsequently renamed to Inter & Co Payments, Inc. Inter & Co Payments, Inc., is a U.S based company with experience in foreign exchange and financial services, offering, among other products, a digital Global Account solution to perform money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, among others, to U.S residents.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

i.	Consideration transferred

The following table summarizes the amounts of consideration transferred: In thousands of Brazilian reais
Cash	671,704
Cash to be paid	49,520
Total consideration transferred (a)	721,224

(a) Amounts will be paid in annual installments over a three-year period.

Identifiable assets acquired, liabilities assumed and goodwill

The fair value of identifiable assets and liabilities of Inter& Co Payments, Inc., at the acquisition date is as follows:

In thousands of Brazilian reais
Assets	502,361
Cash and cash equivalents	130,502
Property and equipment	6,464
Other assets	209,772
Intangible assets	155,623
Liabilities	(335,896)
Borrowing and onlending	(2)
Other liabilities	(303,213)
Deferred tax liabilities	(32,681)
Total net identifiable assets acquired	166,465
Total consideration transferred	721,224
Goodwill on acquisition (a)	554,759

(a) Inter prepared the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. The goodwill of R$ 554,759, resulting from the acquisition comprises the value of future economic benefits arising from the synergies from part of our internationalization strategy. The goodwill is not expected to be deductible for income tax and social contribution purposes. Management assessed whether there is a likelihood of impairment, but no indications were identified. The discount rate to calculate the present value of the income determined is based on the WACC methodology , in which the cost of capital is determined by the weighted average of the market value of the components of the capital structure (own and third parties), therefore the percentage used in the discount rate was 14.5%

ii.	Fair value measurement

The techniques used to measure the fair value of significant assets acquired were as follows.

Assets acquired	Valuations technique
Intangible assets

We estimated the fair value of software using the Relief-from-Royalty method, which derives from the income approach. For this, the following assessment criteria were applied:
Revenue attributable to software, income tax deduction, application of discount rate, determination of useful life, tax benefit of amortization.

To calculate the value of licenses, the With or Without methodology was used, by measuring the impact on cash flow during the process of acquiring operating licenses in the US market. It was estimated that the average time to obtain such operating permits is 01 year. In this way, a postponement of revenue levels was considered, in addition to the expenditure for obtaining and renewing licenses throughout the projected period.

The Other assets line was identified and was mostly comprised of accounts receivable and prepaid expenses. There is no expected for the accounts receivable identified.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The Other Liabilities line was assumed and was mainly composed of accounts payable to service providers abroad.

iii.	Acquisition costs

Inter incurred acquisition-related costs of R$ 5,821 related to lawyer’s fees, audit and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.

iv.	Contribution to the Group's results

In the year ended December 31, 2022, Inter & Co Payments Inc., contributed with a revenue of R$ 119.958 and a loss of R$22.252 to the Group´s result. If the acquisition had occurred on January 1, 2022, management estimates that there would be not incremental consolidated revenue and consolidated profit for the year.

Inter Café Ltda.

On December 20, 2021, the subsidiary Inter Marketplace Ltda. acquired “Inter Café”, a service provider focused on the sale of food and non-alcoholic beverages.

The consideration transferred related to the acquisition of Inter Café is R$10 and will be paid in a single payment in the first quarter of 2022.

In the year ended December 31, 2021, Inter Café contributed with a revenue of R$2,080 and a loss of R$702 to the Group´s result.

Inter Boutiques Ltda.

On December 20, 2021, the subsidiary Inter Marketplace Ltda. acquired “Inter Boutiques”, which is specialized in the sale of clothing and personalized objects, with an exclusive focus on sales through the app.

This new investment will have online and offline experiences throughout Brazil. Adding following the provision of services for the sale of goods on the digital platform offered by Marketplace.

The consideration transferred related to the acquisition of Inter Boutiques is R$10 and will be paid in a single payment in the first quarter of 2022.

In the year ended December 31, 2021, Inter Boutiques contributed with a revenue of R$2,202 and a profit of R$599 to the Group´s result.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Inter Food Ltda.

On May 13, 2021, Banco Inter acquired the shareholding control of “Inter Food”, mainly engaged in the provision of the program of benefits through an application to consumers and restaurants under Inter Food brand, through the acquisition of 70% of its voting shares.

The operations of Inter Food are held within the subsidiary of Inter Marketplace Intermediação de Negócios e Serviços Ltda.

In the year ended December 31, 2021, Inter Food contributed with a revenue of R$1,322 and a profit of R$163 to the Group´s result.

(i) Consideration transferred

The consideration tranferred was R$8,350, of which R$7,350 was paid to the minority shareholders and R$1,000 was paid as capital contribution.

IM Designs Desenvolvimento de Software Ltda.

On July 1st, 2021, inter acquired “IM Designs”, a company specialized in developing 3D tools for the creation of visualization projects for indoor and outdoor environments, through virtual reality, augmented reality and mixed reality.

In the year ended December 31, 2021, Inter Food contributed with a revenue of R$1,322 and a profit of R$163 to the Group´s result.

(i) Consideration transferred

The consideration tranferred for the acquisition of IM Design was R$15,000 of which R$10,000 has already been paid at closing date and another R$5,000 will be paid in the first semester of 2022.

Acerto Cobrança e Informações Cadastrais S.A.

On February 12, 2021, Inter acquired 60% of voting interest of Acerto Cobrança e Informações Cadastrais S.A. (“Meu Acerto”), obtaining control of Meu Acerto, focused on the renegotiation of debts, collection, revival, customer retention and upsell.

In the year ended December 31, 2021, Meu Acerto contributed a revenue of R$9,343 and a loss of R$3,750 to the Group´s result.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

(i) Consideration transferred

The consideration tranferred for the acquisition of Meu Acerto was R$45,000 of which R$25,000 is payable to the minority shareholders (R$7,250 upfront and R$17,750 to be paid in two installments; in 2022 and 2023) and and R$20,000 payable as capital contribution carried out at closing date.

(iii) Acquisition costs

Out of the costs related to the acquisition, Inter incurred expenses of R$25 of lawyer’s fees and due diligence costs, both recorded as “Administrative expenses” in the income statement.

If the acquisitions had been concluded on January 1, 2021, the Company estimates our consolidated (including Inter Café Ltda., Inter Boutiques Ltda., Inter Food Ltda., IM Designs Desenvolvimento de Software Ltda. and Acerto Cobrança e Informações Cadastrais S.A. ) total revenues would have been R$20,545 and net loss of R$3,855 for the year ended December 31, 2021.

Inter Asset Holding S.A. (formerly Matriz Participações S.A.)

On January 3, 2020, Inter agreed to acquire 70% (seventy percent) of the capital stock of the company Inter Asset Holding S.A which, in turn, holds ninety-eight percent (98%) of Inter Asset Gestão de Recursos Ltda.(formerly DLM Invista Gestão de Recursos Ltda.) ("Inter Asset"). With this acquisition Inter explored and developed as existing synergies on the Inter Open Platform (PAI), which has more than 425 thousand clients, and expects to increase the services and products offered to its clients. The acquisition was authorized by the Brazilian Central Bank on January 3, 2020.

In the year ended December 31, 2020, Inter Asset contributed a revenue of R$278 and a loss of R$139 to the Group´s result.

Consideration transferred

The acquisition price was R$49,000, of which (i) R$24,500 is fixed and was paid on the closing date and (ii) R$24,500 variable, under the terms of the purchase and sale agreement, which are subject to adjustment according to the financial performance of Inter Asset Holding S.A., measured by its EBITDA, and payable in four annual payments, the first was paid in 2021, the remainder will be paid in annual installments in 2022, 2023 and 2024.

c.	Foreign currency

Transactions in foreign currency

Transactions in foreign currency are translated into the respective functional currencies of the Group’s entities by the spot exchange rates on the dates of the transactions.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss.

Exchange variation adjustment

Assets and liabilities from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses from foreign operations are translated to the Real at the exchange rates ascertained on the dates of the transactions.

The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.

When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to profit or loss as a component. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.

d.	Cash and cash equivalents

The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding three (3) months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.

e.	Financial assets and liabilities

Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

i. Classification and Measurement of Financial Assets

Financial Instruments are classified as financial assets into the following measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (FVOCI); or

•	Fair value through profit or loss (FVTPL).

The classification and subsequent measurement of financial assets depend on:

•	The business model in which they are managed;

•	The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test).

Business model: represents the way in which the financial assets are managed to generate cash flows and does not depend on management’s intentions regarding an individual instrument.

Financial assets may be managed for the purpose of:

i) collecting contractual cash flows;

ii) collecting contractual cash flows and selling assets; or

iii) others.

To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management.

When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.

SPPI Test: assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks.

If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features.

Classification

Based on these factors, Inter applies the following criteria for each classification category:

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Amortized Cost

•	Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);

•	Initially recognized at fair value plus transaction costs;

•	Subsequently measured at amortized cost, using the effective interest rate;

•	Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method.

Financial Assets at Fair Value Through Other Comprehensive Income

•	Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;

•	Initially recognized at fair value plus transaction costs and subsequently measured at fair value;

•	Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method;

•	Expected credit losses are recognized in the Income Statement;

•	Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item Financial assets at FVOCI - Net change in fair value.

Financial Assets at Fair Value Through Profit or Loss

•	Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce "accounting mismatches";

•	Initially recognized and subsequently measured at fair value;

•	Transaction costs are recorded directly in the Income Statement;

•	Gains and losses arising from changes in fair value are recognized in the Income Statement in the line item Net gains/(losses) from derivatives or Income from securities.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control then it continues to recognize the asset to the extent of its continuing involvement.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Equity Instruments

An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.

The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Income Statement.

Effective Interest Rate

The effective interest rate is established on initial recognition of financial assets and liabilities and is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability to the value at initial recognition.

For the calculation of the effective interest rate, the Group estimates the cash flows considering all the contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the agreement, transaction costs and all other premiums or discounts.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.

Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in Note nº 7.

Expected Credit Loss

The Group assesses, on a prospective basis, the expected credit loss associated with financial assets measured at amortized cost or at fair value through other comprehensive income. The recognition of the provision for expected credit loss is made on each reporting date and an expense is recognized in the income statement.

In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the expense for provision for credit losses in the income statement and adjusts the fair value gains or losses recognized in other comprehensive income.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Measurement of Expected Credit Loss

•	Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate charged;

•	Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honored and the cash flows that the Group expects to receive;

•	Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.

At every reporting period, the Group evaluates the expected loss of its credit portfolio.

The expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).

To calculate the expected credit loss, the loan portfolio is divided into products with similar characteristics, as follows: real estate loans; credit cards; consigned loans and corporate loans.

Subsequently, customers are classified into rating levels according to the PD associated with each one. For the PD estimation, customer behavior is considered, considering information from credit bureaus and internal historical data.

For the LGD estimate, an exercise period - asset recovery - of up to 60 months is considered, considering the nature of the operations. However, to calculate the recovered value, the loss of value over time is considered to measure the economic impacts on that asset.

Inter & Co, Inc. uses the three-stage approach in measuring expected credit loss, given that financial assets are transferred from one stage to another based on changes in credit risk. The stages are as follows:

•	Stage 1: the risk of loss in this stage does not present significant variations, the provision reflects expected losses resulting from potential defaults over the following 12 months;

•	Stage 2: This stage will be applied for financial assets originated or acquired with no credit impairment issues, and which present a significant increase in risk since their initial recognition, but have not yet been impaired. In this assessment, qualitative and quantitative metrics will be considered in the determination of the risk of loss.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	Stage 3: In this stage, the financial instrument presents clear recoverability issues arising from one or more events that have already taken place and that resulted in loss. In this case, the amount of the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1(low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.

Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index(IPCA), gross domestic product (PIB) and minimum wage.

The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts.

To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.

The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, on a recurrent basis.

Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.

Write-off of Financial Assets

When there is no reasonable expectation of the recovery of a financial asset, considering historical curves, its total or partial write-off is made simultaneously with the reversal of the related provision for expected credit loss, with no net effect in the Income Statement. Subsequent recoveries of amounts previously written-off are recorded as gains in the Income Statement.

ii. Classification and Measurement of Financial Liabilities

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:

Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Derecognition and Modification of Financial Liabilities

The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired. An exchange of debt instrument or substantial modification of the terms of a financial liability results in the derecognition of the original financial liability and the recognition of a new one.

iii. Derivatives

All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative.

The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2022, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:

•	At the beginning of hedge, there is a formal designation and documentation of the hedge relationship and the objective and strategy of the entity's risk management;

•	It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship;

•	For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss;

•	The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and

•	The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.

For derivatives designated and qualified as part of a fair value hedge, the following practices are applied:

•	The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and

•	The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss. When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.

In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 (Brazil, Bolsa, Balcão), in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 11.

iv. Loan Commitments and Financial Guarantees

Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.

f.	Non-current assets held for sale

Non-current assets held for sale include properties recovered from loans and advances to customers, if their carrying amount is expected to be recovered principally through sale rather than use. This condition is met only when the sale is highly probable, and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount and the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year's inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

g.	Property and equipment

Recognition and measurement

Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.

The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, at each balance sheet date or when applicable.

Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Income Statement.

Subsequent expenditure

The cost of repairing or maintaining an item of property and equipment is recognized as part of the cost of the asset, when it is likely that the future economic benefits of the item will flow to the Group over more than one year and its cost can be measured reliably. Other costs of repairs and maintenance are recognized in profit or loss as they are incurred.

Depreciation

Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated.

The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives
Buildings, furniture and equipment	10 years
Data processing system	5 years

The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

h.	Intangible assets

Goodwill

Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is evaluated annually for impairment.

Customer relationships

Customer relationships are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the customer.

Software

Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.

Software maintenance costs are recognized as an expense as incurred. Development costs, which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group, are recognized as intangible assets.

Directly attributable costs, which are capitalized as part of the software, include the cost of employees allocated to software development and an allocation of applicable overhead expenses. Costs also include borrowing costs incurred during the software development period.

Software development costs recognized as assets are amortized over their estimated useful life.

Development cost

The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the year of development of the software.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.

Amortization

The estimated useful lives of intangible asset items are as follows:

Customer relationships	5 years
Internally developed software	3 to 10 years
Software and Licences	6 to 10 years

The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate.

i.	Impairment of non-financial assets

On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. Goodwill is tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units - CGUs).

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less selling cost. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses recognized in prior years are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts and the assessment of the probability of loss.

Contingent liabilities are:

•	a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or

•	a present obligation stemming from past events that is not recognized because:

•	it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or

•	the amount of the obligation cannot be measured with sufficient certainty.

The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:

•	The risks and uncertainties involved;

•	Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation;

•	Future events that may change the amount required to settle the obligation.

Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.

k.	Employee Benefits

Short-term employee benefits

Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.

Share-based remuneration arrangements, settleable in shares

The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Cash-settled share-based compensation arrangements

The fair value of the amount payable to employees in respect of the cash-settled share appreciation rights is recognized as an expense with a corresponding increase in the liability over the period that the employees become unconditionally entitled to the payment. The liability is remeasured at each balance sheet date and at the settlement date, based on the fair value of the stock appreciation rights. Any changes in the fair value of the liability are recognized in the income statement as personnel expense.

l.	Income tax and social contribution

Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates:

Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management.

The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision was recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.

Current taxes

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

m.	Interest

Interest income and expenses are calculated using the effective interest method (see note 4c) for all financial instruments at amortized cost and FVOCI.

The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.

n.	Net result from services and commissions

The Group recognize revenue using a five step model as follows:

•	Step 1 - Identify the contract(s) with the customer

•	Step 2 - Identify the performance obligations in each contract

•	Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.

•	Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized.

•	Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).

The significant revenues of the Group are:

•	Interchange fees are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.

•	Asset management activities (management of third party resources) generate management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.

•	Income from bank fees is primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	Commission and intermediation revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.

•	Income from credit operations refer to income from loans and financing in operations carried out at pre- and post-fixed rates. The transaction price is the contract value.

o.	Equity

Share capital

The class A and class B shares are classified in equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes.

Earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury.

Diluted earnings per share adjusts the figures used in determining basic earnings per share to take into account the effect of interest and other financing costs associated with dilutive potential shares, and the weighted average number of additional shares that would be outstanding assuming conversion of all dilutive potential shares.

p.	Lease

The Group does not have significant leases as a lessor.

At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.

As lessee

At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received.

The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the underlying asset to the Group at the end of the lease term, or if the lease includes purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the useful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the Incremental borrowing rate of Inter.

Inter determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.

The lease payments included in the lease liability measurement comprise the following:

•	fixed payments;

•	variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;

•	amounts expected to be paid by the Inter, according to the residual value guarantees;

•	the price to exercise the purchase option, if the Inter is reasonably certain to exercise such option; and

•	payments of fines for lease termination, if the lease term reflects the exercise of the option of the Inter to terminate the lease.

•	The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the of Inter estimate of the amount expected to be payable under a residual value guarantee, if the Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The Inter presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.

Lease of low-value assets and short term leases

The Inter opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Inter recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

5	Operating segments

Operating segments are disclosed based on the internal disclosures that are used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Inter, is the Board of Directors. Operating results are regularly reviewed.

In 2022, Inter changed the structure of the segments to reflect consistently with internal reporting. The new structure has been reflected for the current and prior periods, as presented in Note 5 - Segment information.

The operations of the Inter are divided into five reportable segments: Banking & Spending; Investments; Insurance Brokerage; Inter Shop & Commerce Plus and others.

Profit by operating segment

Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.

Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Inter does not have any single customer accounting for more than 10% of its total net revenue.

a.	Banking & Spending

This segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the customers primarily by means of Inter’s mobile application. Part of this segment also comprises debt collection service. This segment offers foreign exchange and financial services, as well as a Global Account digital solution for money remittances between countries, among others.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

b.	Investments

This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.

c.	Insurance Brokerage

This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, upon sale to the customer, when the performance obligation is fulfilled. This income is presented net of deductions.

d.	Inter Shop & Commerce Plus

This segment includes sales of goods and/or services with partner companies through our digital platform. The commission income comprises basically commissions received for sales and/or for the rendering of these services.

e.	All other segments

Comprises investment funds that are consolidated by Inter and the software development segment.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Segment information

	As of and for December 31, 2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	All others segments	Combined segments	Eliminations and adjustments	Consolidated
Interest income	2,656,179	4,901	26	11	2,661,117	96,533	2,757,650	45,008	2,802,658
Interest expenses	(1,903,112)	(17,228)	(99)	-	(1,920,439)	(71,042)	(1,991,481)	18,631	(1,972,850)
Net interest income	753,067	(12,327)	(73)	11	740,678	25,491	766,169	63,639	829,808

Revenues from services and commissions	499,708	87,078	81,903	291,953	960,642	8,969	969,611	(1,572)	968,039
Expenses from services and commissions	(125,879)	(1)	-	(4)	(125,884)	(6,927)	(132,811)	3,578	(129,233)
Net result from services and commissions	373,829	87,077	81,903	291,949	834,758	2,042	836,800	2,006	838,806

Income from securities	1,503,538	25,075	1,330	17,313	1,547,256	67,271	1,614,527	(142,790)	1,471,737
Net gains / (losses) on derivatives	32,168	-	-	-	32,168	1,716	33,884	-	33,884
Other revenues	501,181	25,349	47,393	58,082	632,005	12,078	544,083	(255,621)	388,462

Revenues	3,163,783	125,174	130,553	367,355	3,786,865	108,598	3,895,463	(332,766)	3,562,697

Impairment losses on financial assets	(1,109,288)	855	-	-	(1,108,433)	(554)	(1,108,987)	25,750	(1,083,237)
Personnel expenses	(685,072)	(15,575)	(8,278)	(19,087)	(728,012)	(5,593)	(733,605)	-	(733,605)
Depreciation and amortization	(210,893)	(2,780)	(616)	(4,615)	(218,904)	(121)	(219,025)	55,053	(163,972)
Other administrative expenses	(1,567,408)	(48,232)	(25,024)	(82,004)	(1,722,668)	(15,179)	(1,737,847)	(5,225)	(1,743,072)

Income before taxes and investments in associates	(408,878)	59,442	96,635	261,649	8,848	87,151	95,999	(257,188)	(161,189)

Income from equity interests in associates	(17,384)	-	-	-	(17,384)	-	(17,384)	-	(17,384)

Profit (loss) before taxes	(426,262)	59,442	96,635	261,649	(8,536)	87,151	78,615	(257,188)	(178,573)

Current income tax and social contribution	-	(17,294)	(31,624)	(56,369)	(105,287)	(1,338)	(106,625)	-	(106,625)
Deferred income tax and social contribution	312,021	242	151	-	312,414	21,415	333,829	(62,710)	271,119
Income tax benefit	312,021	(17,052)	(31,473)	(56,369)	207,127	20,077	227,204	(62,710)	164,494

Profit (loss) for the year	(114,241)	42,390	65,162	205,280	198,591	107,228	305,819	(319,898)	(14,079)

Total assets	46,327,732	464,654	148,411	490,752	47,431,549	22,199,379	69,630,928	(23,287,828)	46,343,100
Total liabilities	39,177,427	380,246	93,001	183,568	39,834,242	159,782	39,994,024	(740,028)	39,253,996
Total equity	7,150,305	84,408	55,410	307,184	7,597,307	22,039,597	29,636,904	(22,547,800)	7,089,104

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	As of and for December 31, 2021
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	All others segments	Combined segments	Eliminations and adjustments	Consolidated
Interest income	1,398,269	875	-	-	1,399,144	43,447	1,442,591	(7,163)	1,435,428
Interest expenses	(539,942)	(8,012)	-	-	(547,954)	-	(547,954)	4,712	(543,242)
Net interest income	858,327	(7,137)	-	-	851,190	43,447	894,637	(2,451)	892,186

Revenues from services and commissions	248,446	59,950	51,670	180,528	540,594	1,975	542,569	-	542,569
Expenses from services and commissions	(100,297)	-	-	-	(100,297)	-	(100,297)	-	(100,297)
Net result from services and commissions	148,149	59,950	51,670	180,528	440,297	1,976	442,272	-	442,272

Income from securities	766,196	12,856	5,427	371	784,850	15,383	800,233	(54,620)	745,613
Net gains / (losses) on derivatives	(56,006)	-	-	-	(56,006)	7,676	(48,330)	-	(48,330)
Other revenues	349,657	30,184	53	2,862	382,756	20	382,776	(192,694)	190,082

Revenues	2,066,323	95,853	57,150	183,761	2,403,087	68,502	2,471,588	(249,765)	2,221,823

Impairment losses on financial assets	(448,802)	-	-	-	(448,802)	29	(448,773)	(146,808)	(595,581)
Personnel expenses	(414,082)	(10,317)	(6,615)	(9,804)	(440,818)	(2,510)	(443,328)	-	(443,328)
Depreciation and amortization	(102,052)	(631)	(338)	(2,637)	(105,658)	(60)	(105,718)	11,467	(94,251)
Other administrative expenses	(1,207,546)	(33,704)	25,354	(26,802)	(1,242,698)	(14,008)	(1,256,706)	(54,255)	(1,310,961)

Income before taxes and investments in associates	(106,159)	51,201	75,551	144,518	165,111	51,953	217,063	(439,361)	(222,298)

Income from equity interests in associates	(8,764)	-	-	-	(8,764)	-	(8,764)	-	(8,764)

Profit (loss) before taxes	(114,923)	51,201	75,551	144,518	156,347	51,953	208,299	(439,361)	(231,062)

Current income tax and social contribution	-	(13,953)	(10,791)	(25,970)	(50,714)	(1,727)	(52,441)	-	(52,441)
Deferred income tax and social contribution	145,511	(918)	-	-	144,593	-	144,593	83,841	228,434
Income tax benefit	145,511	(14,871)	(10,791)	(25,970)	93,879	(1,727)	92,152	83,841	175,993

Profit (loss) for the year	30,588	36,330	64,760	118,548	250,226	50,226	300,451	(355,520)	(55,068)

Total assets	36,452,503	379,389	124,670	232,470	37,189,032	6,231,057	43,420,089	(6,793,751)	36,626,337
Total liabilities	27,946,815	320,743	69,890	90,756	28,428,204	16,837	28,445,041	(268,487)	28,176,554
Total equity	8,505,688	58,646	54,780	141,714	8,760,828	6,214,220	14,975,048	(6,525,264)	8,449,784

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	As of and for December 31, 2020
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	All others segments	Combined segments	Eliminations and adjustments	Consolidated
Interest income	912,455	1	546	-	913,002	31,506	944,508	(1,700)	942,808
Interest expenses	(154,088)	(53)	-	-	(154,141)	(28,949)	(183,090)	(1,245)	(184,335)
Net interest income	758,367	(52)	546	-	758,861	2,557	761,418	(2,945)	758,473

Revenues from services and commissions	154,985	34,866	34,072	33,574	257,497	(352)	257,145	-	257,145
Expenses from services and commissions	(71,611)	-	-	-	(71,611)	-	(71,611)	-	(71,611)
Net result from services and commissions	83,374	34,866	34,072	33,574	185,886	(352)	185,534	-	185,534

Income from securities	9,760	1,138	-	82	10,980	(1,080)	12,060	-	12,060
Net gains / (losses) on derivatives	(54,418)	-	-	-	(54,418)	-	(54,418)	-	(54,418)
Other revenues	150,770	-	-	-	150,770	-	150,770	(40,888)	109,882

Revenues	947,853	35,952	34,618	33,656	1,052,079	3,285	1,055,364	(43,833)	1,011,531

Other income								109,216	109,216
Impairment losses on financial assets	(174,551)	-	-	-	(174,551)	-	(174,551)	(39,137)	(213,688)
Personnel expenses	(213,633)	(5,778)	(5,517)	(4,168)	(229,096)	-	(229,096)	-	(229,096)
Depreciation and amortization	(41,860)	(350)	(131)	-	(42,341)	-	(42,341)	(1,318)	(43,659)
Other administrative expenses	(614,688)	(28,415)	5,072	(5,975)	(644,006)	(1,724)	(645,730)	4,403	(641,327)

Profit (loss) before taxes	(96,879)	1,409	34,042	23,513	(37,915)	1,561	(36,354)	29,331	(7,023)

Current income tax and social contribution	-	(1,400)	(4,808)	(6,958)	(13,166)	-	(13,166)	-	(13,166)
Deferred income tax and social contribution	66,329	1,503	-	-	67,832	-	67,832	(16,957)	50,875
Income tax benefit	66,329	103	(4,808)	(6,958)	54,666	-	54,666	(16,957)	37,709

Profit for the year	(30,550)	1,512	29,234	16,555	16,751	1,561	18,312	12,374	30,686

Total assets	19,743,678	85,881	81,289	69,382	19,980,230	425,360	20,405,590	(483,977)	19,921,613
Total liabilities	16,440,990	49,015	45,771	47,957	16,583,733	65,491	16,649,224	(51,826)	16,597,398
Total equity	3,302,688	36,866	35,517	21,426	3,396,497	420,794	3,817,291	(493,076)	3,324,215

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

6	Financial risk management

The Inter’s financial risk management covers credit, market, liquidity and operational risks. Management activities are carried out by specific and specialized structures, according to policies, strategies and processes described for each of these risks with the objective of identifying and measuring possible impacts and solutions and ensuring the continuity and the quality of the Group’s business.

The model adopted by the Inter involves a structure of areas and committees ensuring:

•	Segregation of function;
•	Specific structure for risk management;
•	Defined management process;
•	Decisions at various hierarchical levels;
•	Clear norms and competence structure;
•	Defined limits and margins; and
•	Reference to best management practices.

a.	Credit risk

The definition of credit risk includes, among others:

•	Counterparty risk: possibility of a failure, by a given counterparty, to honor obligations regarding the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.
•	Principal risk: possibility of disbursements to honor sureties, guarantees, co-obligations, credit commitments, or other such operations of a similar nature.
•	Risk of intermediary: possibility of losses associated with a failure to comply with agreed financial obligations by an intermediary or a party to a covenant for loans and advances to customers.
•	Concentration risk: possibility of credit losses arising from significant exposure to a borrower or counterparty, a risk factor, a group of borrowers or counterparties related through common characteristics, as per note 12.

Credit risk management aims to identify, evaluate, control, mitigate and monitor risk exposure, to contribute to safeguarding Inter’s financial solidity and solvency and ensure alignment with shareholders´ interests.

In order to ensure that the loan process is aligned with the strategic objectives, the Inter establishes in its Credit Risk Policy:

•	The evaluation of the ability to pay and likelihood of loss for each customer;
•	The establishment of limits for transactions with individuals and legal entities;

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	The definition of how credit shall be released to the customer; and
•	The monitoring and tracking of portfolios subject to credit risk.

Inter has a structured process in order to maintain the diversification of its portfolio regarding the concentration of the largest debtors per geographical region, segment and sector of activity.

Mitigation of Exposure

In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.

Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.

In 2022 there was no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.

Measurement

The measurement of credit risk by Inter is carried out considering the following:

•	At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•	The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•	Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•	The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•	In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.

b.	Description of guarantees

The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.

Loans and advances to customers, as shown in Note 10, are mainly represented by the following operations:

•	Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
•	Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations of FGTS (Guarantee Fund for Time of Service) anniversary withdrawal are guaranteed by transfer;
•	Personal loans and credit cards: generally, do not have guarantees;
•	Real estate financing: is collateralized by the real estate financed.

Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances with no guaranty.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Guarantees of real estate loans and financing

The tables below present the credit exposure of real estate loans and advances to retail customers by loan-to-value (LTV) ratio. LTV is calculated as the proportion of the gross value of the loans or the value of the outstanding loans to the value of collateral. The gross value of the loans excludes any provision for impairment. The assessment of guarantee of real estate loans is based on the value adjusted for changes in real estate price indexes:

	12/31/2022	12/31/2021
Lower than 30%	693,322	582,421
31 - 50%	1,689,190	1,584,454
51 - 70%	2,308,021	2,116,015
71 - 90%	1,503,703	756,870
Higher than 90%	57,577	81,651
	6,251,813	5,121,411

c.	Liquidity risk

Liquidity risk is the possibility that the Group is not able to efficiently meet its expected or unexpected obligations, including those resulting from binding guarantees, without incurring significant losses. This also includes the possibility of the Group not being able to negotiate a sale of an asset at market price due to its volume in relation to the volume normally transacted or due to any discontinuity in the market.

The liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios. The monitoring of liquidity risk encompasses the entire flow of receipts and payments for the Group so that risk mitigating actions may be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees evaluate liquidity risk information that is available in the Group’s systems, such as:

•	Top 10 investors;
•	Mismatch between assets and liabilities;
•	Net Funding;Liquidity limits;Maturity forecast;
•	Stress tests based on internally defined scenarios;
•	Liquidity contingency plans;
•	Monitoring of asset and liability concentrations;
•	Monitoring of Liquidity Ratio and funding renewal rates; and
•	Reports with information on positions held by Inter and its subsidiaries.

In 2022 there was no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.

d.	Analyses of financial instruments by remaining contractual term

The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	12/31/2022
	Note	Up to 3 months	3 months to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,331,648	-	-	1,331,648
Compulsory deposits at Central Bank of Brazil		2,854,778	-	-	2,854,778
Amounts due from financial institutions	9	4,258,856	-	-	4,258,856
Securities	10	666,788	272,489	11,509,288	12,448,565
Loans and advances to customers	12	6,199,963	5,916,020	10,582,345	22,698,328
Other assets	17	-	-	87,318	87,318
Total financial assets		15,334,456	6,188,509	22,156,528	43,679,493

Financial liabilities
Derivative financial liabilities	9	-	-	37,768	37,768
Liabilities with financial institutions	18	7,906,897	-	-	7,906,897
Liabilities with customers	19	14,873,030	849,420	7,920,354	23,642,804
Securities issued	20	1,149,070	421,032	4,632,063	6,202,165
Borrowing and onlending	21	4,988	4,138	27,323	36,448
Total financial liabilities		23,933,985	1,274,590	12,617,508	37,826,082

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

		12/31/2021
	Note	Up to 3 months	3 months to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	500,446	-	-	500,446
Compulsory deposits at Central Bank of Brazil		2,399,488	-	-	2,399,488
Amounts due from financial institutions	9	2,051,862	-	-	2,051,862
Securities	10	474,509	203,451	12,079,727	12,757,687
Derivative financial instruments	11	86,948	-	-	86,948
Loans and advances to customers	12	4,616,124	3,868,156	8,732,082	17,216,362
Other assets	17	-	-	77,387	77,387
Total financial assets		10,129,377	4,071,607	20,889,196	35,090,180

Financial liabilities
Derivative financial liabilities	9	-	29,452	37,093	66,545
Liabilities with financial institutions	18	5,306,020	35,444	-	5,341,464
Liabilities with customers	19	11,360,378	6,956,400	16,765	18,333,543
Securities issued	20	112,591	3,349,639	109,863	3,572,093
Borrowing and onlending	21	99	1,087	23,886	25,071
Total financial liabilities		16,779,088	10,372,022	187,607	27,338,716

e.	Financial assets and liabilities using a current/non-current classification

The table below represents Group’s current financial assets (expected to be realised within 12 months of the reporting date), non-current financial assets (expected to be realised more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date)

	12/31/2022
	Current	Non-current	Total
Assets
Cash and cash equivalents	1,331,648	-	1,331,648
Amounts due from financial institutions	4,258,856	-	4,258,856
Compulsory deposits at Central Bank of Brazil	2,854,778	-	2,854,778
Securities	939,277	11,509,288	12,448,565
Loans and advances to customers, net of loss	11,159,852	10,220,066	21,379,916
Other assets	-	87,318	87,318
Total assets	20,544,411	21,816,672	42,361,081

Liabilities
Liabilities with financial institutions	7,906,897	-	7,906,897
Liabilities with customers	15,722,450	7,920,354	23,642,804
Securities issued	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	-	37,768	37,768
Borrowing and onlending	9,126	27,323	36,448
Total liabilities	25,208,575	12,617,508	37,826,082

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	12/31/2021
	Current	Non-current	Total
Assets
Cash and cash equivalents	500,446	-	500,446
Amounts due from financial institutions	2,051,862	-	2,051,862
Compulsory deposits at Central Bank of Brazil	2,399,488	-	2,399,488
Derivative financial instruments	86,948	-	86,948
Securities	677,960	12,079,727	12,757,687
Loans and advances to customers, net of loss	7,995,755	8,539,675	16,535,430
Other assets	-	77,387	77,387
Total assets	13,712,452	20,696,789	34,409,248

Liabilities
Liabilities with financial institutions	5,341,464	-	5,341,464
Liabilities with customers	18,316,778	16,765	18,333,543
Securities issued	3,462,230	109,863	3,572,093
Derivative financial liabilities	29,452	37,093	66,545
Borrowing and onlending	1,186	23,886	25,071
Total liabilities	27,151,110	187,607	27,338,716

f.	Market risk

Market risk is the possibility of losses arising from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including risks of transactions subject to changes in exchange rates, interest rates, stock prices and commodity prices.

At Group, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, enabling the measurement and monitoring of risk levels, as defined by Senior Management.

Market risk positions are analyzed and monitored by the Asset and Liability Committee where the control reports and management positions are analyzed. Market risk controls allow the analytical assessment of information and are in a constant process of improvement, seeking to provide a view that is more in line with the current needs of Inter and its subsidiaries. The Group and its subsidiaries have improved the internal aspects of risk management and mitigation.

Measurement

The Group, aiming at greater efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows:

Trading Book: composed of operations contracted with the intention of being traded or for hedge of the trading book, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a clause of non-tradability.

Banking Book: composed of operations not classified in the Trading Book, whose main characteristic is the intention of being held until their maturities.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of one day, scaled to 21 days.

We present below the set of operations recorded in the Trading Book:

R$ thousand	12/31/2022	12/31/2021
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	4,133	4,882
Pre fixed interest rate	541	83
Foreign currency coupons	883
Foreign currencies	624	80
Share price	528	1,599
Subtotal	6,709	6,645

Diversification effects (correlation)	1,958	1,758
Value-at-Risk	4,751	4,887

The VaR of the Banking book by risk factor is presented in the following table:

R$ thousand	12/31/2022	12/31/2021
Risk factor	VaR 21 days	VaR 21 days
Price index coupons	234,172	364,502
Interest rate coupons	77,448	36,555
Pre fixed interest rate	55,003	49,577
Others	1,398	-
Subtotal	368,021	450,634

Diversification effects (correlation)	30,767	84,587
Value-at-Risk	337,254	367,458

g.	Sensitivity analysis

The Group performs the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of the exposure by risk factor in exceptional scenarios.

The following table presents the estimated impact of three possible scenarios on the fair value of the financial assets:

•	Scenario I: Probable situation which reflects the perception of the Group’s senior management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information (B3, Anbima etc.) observed in the period. Assumption used: deterioration and evolution in market variables through parallel shocks of 1 basis point in price index coupon rates, interest rate coupons, fixed interest rates, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	Scenario II: Possible situation of deterioration and evolution in market variables through a 25% shock in the curves of price index coupon rates, interest rate coupons, fixed interest rates based on market conditions observed in each period, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.

•	Scenario III: Possible situation of deterioration and evolution in market variables through a 50% shock in the curves of price index coupon rates, interest rate coupons, fixed interest rates based on market conditions observed in each period, considering the worst resulting losses by risk factor and, consequently, not considering the rationality between the macroeconomic variables.

The following table presents the results obtained for the Trading Book and for the Banking Book in an aggregate manner.

Exposures	R$ thousand
Banking and Trading book		Scenarios					12/31/2022
Risk factor	Risk of variation in:	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	Increase	(3,085)	Increase	(421,495)	Increase	(784,028)
IGP-M coupon	Price index coupon	Increase	(21)	Increase	(2,949)	Increase	(5,542)
Pre-fixed rate	Pre-fixed rate	Decrease	(470)	Decrease	(162,809)	Decrease	(338,073)
TR coupon	Interest rate coupon	Increase	(850)	Increase	(188,954)	Increase	(334,415)

Exposures	R$ thousand
Banking and Trading book		Scenarios					12/31/2021
Risk factor	Risk of variation in:	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	Price index coupon	Increase	(3,045)	Increase	(350,577)	Increase	(658,147)
IGP-M coupon	Price index coupon	Increase	(42)	Increase	(5,281)	Increase	(10,118)
Pre-fixed rate	Pre-fixed rate	Decrease	(334)	Decrease	(166,292)	Decrease	(551,209)
TR coupon	Interest rate coupon	Increase	(813)	Increase	(149,209)	Increase	(226,744)

h.	Operational risk

Operational Risk Management aims to identify, assess and monitor risks.

Policy

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

The operational risk events can be classified:

•	Internal fraud;
•	External fraud;
•	Employment practices and workplace safety;
•	Clients, products and business practices;
•	Damage of physical assets;

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	Business disruption and system failures, execution; and
•	Delivery and process management.

We adopt the three lines of defense model, the structure and activities of the three lines often varies, depending on the bank’s portfolio of products, activities, processes and systems; the bank’s size; and its risk management approach. A strong risk culture and good communication among the three lines of defense are important characteristics of good operational risk governance.

The Internal Controls is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) methodology, which includes the strategic, operational and compliance components besides the financial statement, attending the regulatory requirements including (Sarbanes Oxley - SOX).

Phases of the Management Process

Qualitative Evaluation

The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.

The identified risks are categorized and organized by risk factors.

Quantitative Evaluation

In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.

Monitoring

An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.

Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:

•	The adopted measures have achieved the intended results;
•	The procedures adopted and the information gathered to perform the assessment were appropriate;

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

•	Higher levels of knowledge may have contributed to make better decisions; and
•	There is an effective possibility of obtaining information for future assessments.

7	Fair values of financial instruments

a.	Financial instruments – Classification and fair values

Financial Instruments are classified as financial assets into the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI); and
•	Fair value through profit or loss (FVTPL);

The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:

•	Level I – prices negotiated in active markets for identical assets or liabilities;
•	Level II – uses inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). For example, fair value is determined using valuation techniques using observable market data; and
•	Level III – uses significant inputs that are not based on observable market data (unobservable inputs).

The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities not measured at fair value, when the carrying amount is a reasonable approximation of the fair value.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3	Total
December 31, 2022
Financial assets
Cash and cash equivalents	-	-	1,331,648	1,331,648	-	-	-	-
Amounts due from financial institutions	-	-	4,258,856	4,258,856	-	-	-	-
Compulsory deposits at Central Bank of Brazil	-	-	2,854,778	2,854,778	-	-	-	-
Securities	1,458,664	9,699,546	1,290,355	12,448,565	9,587,184	1,571,026	-	11,158,210
Fair value through other comprehensive income - FVOCI	-	9,699,546	-	9,699,546	9,112,343	587,203	-	9,699,546
Financial Treasury Bills (LFT)	-	4,652,445	-	4,652,445	4,652,445	-	-	4,652,445
National Treasury Bills (LTN)	-	589,496	-	589,496	589,496	-	-	589,496
National Treasury Notes (NTN)	-	3,541,780	-	3,541,780	3,541,780	-	-	3,541,780
Debentures	-	684,153	-	684,153	328,622	355,531	-	684,153
Certificates of Real Estate Receivables	-	203,350	-	203,350	-	203,350	-	203,350
Investment fund quotas	-	5,771	-	5,771	-	5,771	-	5,771
Financial Bills	-	22,551	-	22,551	-	22,551	-	22,551
Fair value through profit or loss - FVTPL	1,458,664	-	-	1,458,664	433,547	1,025,117	-	1,458,664
Financial Treasury Bills (LFT)	37,131	-	-	37,131	37,131	-	-	37,131
Investment fund quotas	529,903	-	-	529,903	341,185	188,718	-	529,903
Certificates of Real Estate Receivables	44,453	-	-	44,453	-	44,453	-	44,453
Certificates of Agricultural Receivables	237,750	-	-	237,750	-	237,750	-	237,750
Debentures	435,755	-	-	435,755	51,099	384,656	-	435,755
Financial Bills	101,467	-	-	101,467	-	101,467	-	101,467
Bank Deposit Certificates	44,638	-	-	44,638	3,523	41,115	-	44,638
Commercial Promissory Note	5,157	-	-	5,157	-	5,157	-	5,157
Agribusiness Credit Bills (LCA)	20,413	-	-	20,413	-	20,413	-	20,413
Real Estate Credit Bills (LCI)	1,613	-	-	1,613	225	1,388	-	1,613
Others	384	-	-	384	384	-	-	384
Amortized cost	-	-	1,290,355	1,290,355	-	-	-	-
Debentures	-	-	112,914	112,914	-	-	-	-
National Treasury Notes (NTN)	-	-	645,373	645,373	-	-	-	-
Rural Product Bill	-	-	532,068	532,068	-	-	-	-
Loans and advances to customers	-	-	21,379,916	21,379,916	-	-	-	-
Other assets	87,318	-	-	87,318	-	-	87,318	87,318
Total	1,545,982	9,699,546	31,115,553	42,361,081	9,545,890	1,612,320	87,318	11,245,528
Financial liabilities
Liabilities with financial institutions	-	-	7,906,897	7,906,897	-	-	-	-
Liabilities with customers	-	-	23,642,804	23,642,804	-	-	-	-
Securities issued	-	-	6,202,165	6,202,165	-	-	-	-
Derivative financial liabilities	37,768	-	-	37,768	-	37,768	-	37,768
Borrowing and onlending	-	-	36,448	36,448	-	-	-	-
Total	37,768	-	37,788,314	37,826,082	-	37,768	-	37,768

(*) The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration based on Inter Seguros' EBITDA in the years 2021, 2022, 2023, and 2024.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
December 31, 2021
Financial assets
Cash and cash equivalents	-	-	500,446	500,446	-	-	-	-
Amounts due from financial institutions	-	-	2,051,862	2,051,862	-	-	-	-
Compulsory deposits at Central Bank of Brazil	-	-	2,399,488	2,399,488	-	-	-	-
Securities	778,417	11,137,938	841,332	12,757,687	-	11,914,753	-	11,914,753
Fair value through other comprehensive income - FVOCI	-	11,137,938	-	11,137,938	10,568,162	556,129	-	11,094,204
Financial Treasury Bills (LFT)	-	6,201,734	-	6,201,734	6,201,734	-	-	6,201,734
National Treasury Bills (LTN)	-	412,963	-	412,963	412,964	-	-	412,964
National Treasury Notes (NTN)	-	3,675,236	-	3,675,236	3,675,236	-	-	3,675,236
Debentures	-	440,093	-	440,093	229,862	210,233	-	440,095
Certificates of Real Estate Receivables	-	307,667	-	307,667	48,366	259,370	-	307,736
Investment fund quotas	-	13,719	-	13,719	-	-	-	-
Financial Bills	-	56,439	-	56,439	-	56,439	-	56,439
Certificates of Agricultural Receivables	-	30,087	-	30,087	-	30,087

Fair value through profit or loss - FVTPL	778,417	-	-	778,417	90,978	687,439	-	778,417
National Treasury Bills (LTN)	40,384	-	-	40,384	40,384	-	-	40,384
Investment fund quotas	298,992	-	-	298,992	50,191	248,801	-	298,992
Certificates of Real Estate Receivables	41,579	-	-	41,579	-	41,579	-	41,579
Certificates of Agricultural Receivables	273,716	-	-	273,716	-	273,716	-	273,716
Debentures	65,729	-	-	65,729	-	65,729	-	65,729
Financial Bills	25,092	-	-	25,092	-	25,092	-	25,092
Bank Deposit Certificates	10,648	-	-	10,648	-	10,648	-	10,648
Agribusiness Credit Bills (LCA)	14,552	-	-	14,552	-	14,552	-	14,552
Real Estate Credit Bills (LCI)	7,322	-	-	7,322	-	7,322	-	7,322
Others	403	-	-		403		-	403
Amortized cost	-	-	841,332	841,332	-	-	-	-
Debentures	-	-	185,136	185,136	-	-	-	-
Financial Bills	-	-	11,676	11,676	-	-	-	-
National Treasury Notes (NTN)	-	-	605,092	605,092	-	-	-	-
Rural Product Bill	-	-	28,075	28,075	-	-	-	-
Certificates of Real Estate Receivables	-	-	11,353	11,353	-	-	-	-
Derivative financial instruments	86,948	-	-	86,948	-	86,948	-	86,948
Loans and advances to customers	-	-	17,216,362	17,216,362	-	-	-	-
Other assets	77,387	-	-	77,387	-	-	77,387	77,387
Total	942,752	11,137,938	23,009,490	35,090,180	10,659,543	1,330,516	77,387	12,067,446
Financial liabilities
Liabilities with financial institutions	-	-	5,341,464	5,341,464	-	-	-	-
Liabilities with customers	-	-	18,333,543	18,333,543	-	-	-	-
Securities issued	-	-	3,572,093	3,572,093	-	-	-	-
Derivative financial liabilities	66,545	-	-	66,545	-	66,545	-	66,545
Borrowing and onlending	-	-	25,071	25,071	-	-	-	-
Total	66,545	-	27,272,171	27,338,716	-	66,545	-	66,545

(*) The financial assets classified as “Level III” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration based on Inter Seguros' EBITDA in the years 2021, 2022, 2023, and 2024.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.

During the year ended December 31, 2022 and 2021, there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.

8	Cash and cash equivalents

	12/31/2022	12/31/2021
Cash and cash equivalents in national currency	388,622	444,212
Cash and cash equivalents in foreign currency	223,528	20,643
Reverse repurchase agreements*	719,498	35,591
Total	1,331,648	500,446

* Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.

9	Amounts due from financial institutions

a.	Breakdown of amounts due from financial institutions:

	12/31/2022	12/31/2021
Interbank deposit investments	2,383,526	1,729,676
Interbank onlending	31,805	25,559
Loans to financial institutions	1,845,665	298,104
Expected loss	(2,140)	(1,477)
Total	4,258,856	2,051,862

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

10	Securities

a.	Breakdown of securities:

	12/31/2022	12/31/2021
Fair value through other comprehensive income - FVOCI
Financial Treasury Bills (LFT)	4,652,445	6,201,734
Debentures	684,153	440,093
Certificates of Real Estate Receivables	203,350	307,667
Investment fund quotas	-	13,719
Financial Bills	5,771	56,439
National Treasury Notes (NTN)	3,541,780	3,675,236
National Treasury Bills (LTN)	589,496	412,963
Commercial Promissory Note	22,551	30,087
Subtotal	9,699,546	11,137,938

Amortized cost
Debentures	112,914	185,136
Financial Bills	-	11,676
National Treasury Notes (NTN)	645,373	605,092
Rural Product Bill	532,068	28,075
Certificates of Real Estate Receivables	-	11,353
Subtotal	1,290,355	841,332

Fair value through profit or loss - FVTPL
Investment fund quotas	529,903	298,992
Certificates of Real Estate Receivables	44,453	41,579
Certificates of Agricultural Receivables	237,750	10,648
Debentures	435,755	273,716
Financial Treasury Bills (LFT)	37,131	65,729
Financial Bills	101,467	40,384
Bank Deposit Certificates	44,638	25,092
Commercial Promissory Note	5,157	-
Agribusiness Credit Bills (LCA)	20,413	14,552
Real Estate Credit Bills (LCI)	1,613	7,322
Others	384	403
Subtotal	1,458,664	778,417
Total	12,448,565	12,757,687

b.	Income from securities

	2022	2021	2020
Income from securities - FVOCI	1,100,970	660,584	(7,110)
Income from securities - FVTPL	209,400	(58,754)	2,021
Income from securities - Amortized cost	161,367	143,783	17,149
Total	1,471,737	745,613	12,060

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	12/31/2022
	Up to 3 months	From 3 to 12 months	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Fair value through other comprehensive income - FVOCI	24,102	-	732,004	2,999,773	5,943,846	9,699,546
Financial Treasury Bills (LFT)	24,102	-	2	1,548,011	3,080,330	4,652,445
Debentures	-	-	120,434	270,448	293,450	684,153
Certificates of Real Estate Receivables	-	-	7,721	15,877	179,752	203,350
Investment fund quotas	-	-	-	-	-	-
Financial Bills	-	-	2,099	1,161	2,511	5,771
National Treasury Notes (NTN)	-	-	151,677	1,002,300	2,387,803	3,541,780
National Treasury Bills (LTN)	-	-	450,070	139,426	-	589,496
Commercial Promissory Notes	-	-	1	22,550	-	22,551

Amortized cost	95,316	197,820	253,811	95,712	647,696	1,290,355
Debentures	15,777	21,162	75,975	-	-	112,914
Financial Bills	-	-	-	-	-	-
National Treasury Notes (NTN)	-	-	-	-	645,373	645,373
Certificates of Real Estate Receivables	-	-	-	-	-	-
Rural Product Bill	79,539	176,658	177,836	95,712	2,323	532,068

Fair value through profit or loss - FVTPL	547,370	74,669	182,240	300,408	353,977	1,458,664
Investment fund quotas	529,903	-	-	-	-	529,903
Certificates of Real Estate Receivables	5,236	583	17,926	5,180	15,528	44,453
Certificates of Agricultural Receivables	-	1,907	8,595	76,123	151,125	237,750
Debentures	2,139	5,434	71,217	181,272	175,693	435,755
Financial Treasury Bills (LFT)	-	-	14,407	22,724	-	37,131
Financial Bills	-	50,848	40,820	5,023	4,776	101,467
Bank Deposit Certificates	9,648	12,988	12,638	5,813	3,551	44,638
Commercial Promissory Notes	-	-	5,157	-	-	5,157
Agribusiness Credit Bills (LCA)	391	1,602	11,227	4,273	2,920	20,413
Real Estate Credit Bills (LCI)	53	1,307	253	-	-	1,613
Others	-	-	-	-	384	384
Total	666,788	272,489	1,167,876	3,395,893	6,945,519	12,448,565

	12/31/2021
	Up to 3 months	From 3 to 12 months	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Fair value through other comprehensive income - FVOCI	84,388	131,735	1,023,883	2,129,437	7,768,495	11,137,938
Financial Treasury Bills (LFT)	70,669	129,144	781,179	1,400,473	3,820,269	6,201,734
Debentures	-	2,591	78,600	172,128	186,774	440,093
Certificates of Real Estate Receivables	-	-	49,524	50,293	207,850	307,667
Investment fund quotas	13,719	-	-	-	-	13,719
Financial Bills	-	-	13,089	14,686	28,664	56,439
National Treasury Notes (NTN)	-	-	-	150,298	3,524,938	3,675,236
National Treasury Bills (LTN)	-	-	101,491	311,472	-	412,963
Commercial Promissory Notes	-	-	-	30,087	-	30,087

Amortized cost	11,353	59,509	140,336	25,042	605,092	841,332
Debentures	-	34,817	125,277	25,042	-	185,136
Financial Bills	-	11,676	-	-	-	11,676
National Treasury Notes (NTN)	-	-	-	-	605,092	605,092
Certificates of Real Estate Receivables	11,353	-	-	-	-	11,353
Rural Product Bill	-	13,016	15,059	-	-	28,075

Fair value through profit or loss - FVTPL	378,768	11,773	120,033	154,372	113,471	778,417
Investment fund quotas	298,992	-	-	-	-	298,992
Certificates of Real Estate Receivables	7,694	2,311	13,683	7,310	10,581	41,579
Certificates of Agricultural Receivables	16,690	103	42,542	127,525	86,856	273,716
Debentures	22,752	-	18,127	14,782	10,068	65,729
Financial Treasury Bills (LFT)	403	-	-	-	-	403
Financial Bills	-	1,146	31,224	3,248	4,766	40,384
Bank Deposit Certificates	265	7,860	14,260	1,507	1,200	25,092
Commercial Promissory Notes	10,648	-	-	-	-	10,648
Agribusiness Credit Bills (LCA)	14,552	-	-	-	-	14,552
Real Estate Credit Bills (LCI)	6,772	353	197	-	-	7,322
Total	474,509	203,017	1,284,252	2,308,851	8,487,058	12,757,687

11	Derivative financial instruments

Inter carries out derivative transactions to meet its own risk exposure management needs and to meet its customers’ requests to manage their exposures. Such transactions involve swaps and forward derivatives. Inter's risk management policy is based on the use of derivative financial instruments with the main purpose of mitigating the risks arising from other operations carried out.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

a.	Derivative financial instruments – amortized cost, fair value and maturity

	12/31/2022							12/31/2021
	Amortized cost	Fair value	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total	Total
Assets (A)
Receivable forward purchase	-	-	-	-	-	-	-	86,948

Liabilities (B)
Payable adjustment – swap	(37,502)	(37,502)	-	-	(37,502)	-	(37,502)	(66,545)
Payable adjustment – option	(266)	(266)	-	-	(266)	-	(266)	-
Net effect (A-B)	(37,768)	(37,768)	-	-	(37,768)	-	(37,768)	20,403

b.	Forward and swap contracts – notional value

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2022	Total 12/31/2021
Forward contract - assets	-	-	-	-	-	86,948

Swap contracts - liabilities (c)	-	-	78,000	-	78,000	172,933
Total	-	-	78,000	-	78,000	259,881

c.	Index swap contracts

The operations were carried out via over-the-counter market and feature guarantee margin and control by this market. At December 31, 2022, Inter had 1 active swap contract CDI x IGP-M,with total notional of R$ 78,000 (2021: R$ 172,933), registered at B3 and a guarantee margin deposit, whose value can be adjusted at any time. The swap operation is the exchange of risks between two parties, consisting of an agreement for two parties to exchange the risk of an asset (creditor) or liability (debtor) position, on a specified date, with previously established conditions.

Inter's swap operations are classified as Hedge Accounting ("Fair Value Hedge"), as hedge from exposure to changes in the fair value of recognized loan operations, or an identified part of such asset attributable to a particular risk that may affect the result.

The hedging instrument (swap) was used to protect the risks related to the mismatch of indices between the asset and liability portfolios, specifically between interest rate and price index variations and are recognized at fair value in profit (loss) for the year. The fair value is the value which, according to market conditions, would be received for the assets and paid upon settlement of liabilities, calculated based on the rates practiced in the stock exchange markets.

12/31/2022
		Amortized value		Fair value
Indexes	Notional value	Bank	Counterparty	Bank	Counterparty	Gain (loss)
CDI x IGPM	78,000	96,287	138,270	96,287	134,055	(37,768)
Grand total	78,000	96,287	138,270	96,287	134,055	(37,768)

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

12/31/2021
	Notional	Amortized value		Fair value
Indexes	value	Bank	Counterparty	Bank	Counterparty	Gain (loss)
CDI x IGPM	112,856	124,282	184,140	124,282	180,520	(56,238)
CDI x IPCA	60,000	66,767	77,401	66,695	77,002	(10,307)
Grand total	172,856	191,049	261,541	190,977	257,522	(66,545)

d.	Hedge accounting

Inter applies hedge accounting for certain of its loans and advances to customers.

Inter’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of being hedged.

12	Loans and advances to customers

a.	Breakdown of balance of loans and advances to customers

	12/31/2022		12/31/2021
Real estate loans	6,251,813	27.54%	5,121,411	29.75%
Personal loans	5,463,781	24.07%	3,579,283	20.79%
Business loans	3,392,500	14.95%	3,017,159	17.52%
Credit card	6,870,565	30.27%	4,798,318	27.87%
Rural loans	719,669	3.17%	700,191	4.07%
Total	22,698,328	100.00%	17,216,362	100.00%

Provision for expected loss	(1,318,412)		(680,932)

Net balance	21,379,916		16,535,430

The concentration of Inter’s portfolio of loans and advances to customers is as follows:

	12/31/2022		12/31/2021
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	344,660	1.52%	274,262	1.59%
10 largest debtors	1,431,237	6.31%	1,610,203	9.35%
20 largest debtors	1,980,249	8.72%	2,034,977	11.82%
50 largest debtors	2,734,599	12.05%	2,627,038	15.26%
100 largest debtors	3,758,241	16.56%	3,138,861	18.23%

The breakdown of loans and advances to customers by maturity is as follows:

By maturity	12/31/2022	12/31/2021
Overdue by 1 day or more	2,817,985	1,766,989
To fall due in up to 3 months	3,381,978	2,849,136
To fall due between 3 to 12 months	5,916,020	3,868,156
To fall due in more than 12 months	10,582,345	8,732,081
Total	22,698,328	17,216,362

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

b.	Analysis of changes in expected losses by stage

Changes in expected losses are presented as follows:

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Completed contracts	Write-off for loss	Constitution / (Reversal)	Ending balance at 12/31/2022
Real estate loans	49,569	(3,161)	(1,737)	4,258	2,305	(8,380)	(6)	23,636	66,484
Personal loans	57,344	(2,737)	(3,110)	924	396	(13,276)	(1,023)	59,998	98,516
Business loans	12,586	(4)	(288)	41	559	(5,571)	(77)	4,853	12,099
Credit card	202,481	(2,825)	(89)	852	2	(82,985)	-	179,473	296,909
Rural loans	25,677	-	(56)	-	-	(21,578)	-	7,563	11,606
	347,657	(8,727)	(5,280)	6,075	3,262	(131,790)	(1,106)	275,523	485,614

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Completed contracts	Write-off for loss	Constitution /(Reversal)	Ending balance at 12/31/2022
Real estate loans	13,361	(4,258)	(1,876)	3,161	1,848	(2,352)	(36)	7,091	16,939
Personal loans	11,095	(924)	(3,324)	2,737	314	(3,616)	(1,067)	84,873	90,088
Business loans	324	(41)	(282)	4	1,070	(1)	-	(175)	899
Credit card	29,101	(852)	(383)	2,825	12	(22,478)	(4,974)	171,215	174,466
	53,881	(6,075)	(5,865)	8,727	3,244	(28,447)	(6,077)	81,404	282,392

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Completed contracts	Write-off for loss	Constitution /(Reversal)	Ending balance at 12/31/2022
Real estate loans	17,062	(2,305)	(1,848)	1,737	1,876	(8,181)	(1,846)	12,632	19,127
Personal loans	73,065	(396)	(314)	3,110	3,324	(13,139)	(47,568)	109,067	127,149
Business loans	3,110	(559)	(1,070)	288	282	(824)	(654)	(245)	328
Credit card	186,157	(2)	(12)	89	383	(160,628)	(25,348)	402,187	402,826
Rural loans	-	-	-	56	-	-	-	920	976
	279,394	(3,262)	(3,244)	5,280	5,865	(182,772)	(75,416)	524,561	550,406

Consolidated					Opening balance at 01/01/2022	Completed contracts	Write-off for loss	Constitution /(Reversal)	Ending balance at 12/31/2022
Real estate loans					79,992	(18,913)	(1,888)	43,359	102,550
Personal loans					141,504	(30,031)	(49,658)	253,938	315,753
Business loans					16,020	(6,396)	(731)	4,433	13,326
Credit card					417,739	(266,091)	(30,322)	752,875	874,201
Rural loans					25,677	(21,578)	-	8,483	12,582
					680,932	(343,009)	(82,599)	1,063,088	1,318,412

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Completed contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans	34,897	(3,945)	(1,706)	3,660	1,676	(7,955)	(8)	22,950	49,569
Personal loans	20,196	(852)	(1,108)	177	187	(9,331)	(317)	48,392	57,344
Business loans	5,679	(108)	(205)	-	-	(972)	-	8,193	12,587
Credit card	103,694	(1,422)	(5,519)	277	208	(30,638)	(326)	136,207	202,481
Rural loans	5,675	-	-	-	-	(5,052)	-	25,053	25,676
Total	170,141	(6,327)	(8,538)	4,114	2,071	(53,948)	(651)	240,795	347,657

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Completed contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans	10,848	(3,660)	(1,183)	3,945	1,295	(3,012)	(92)	5,220	13,361
Personal loans	4,432	(177)	(761)	852	34	(2,190)	(483)	9,387	11,094
Business loans	4	-	-	108	-	(3)	(1)	216	324
Credit card	4,909	(277)	(100)	1,422	10	(4,299)	(218)	27,654	29,101
Total	20,193	(4,114)	(2,044)	6,327	1,339	(9,504)	(794)	42,477	53,880

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer t o Stage 2	Transfer from Stage 1	Transfer from Stage 2	Completed contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans	15,127	(1,676)	(1,295)	1,706	1,183	(7,494)	(2,375)	11,886	17,062
Personal loans	21,262	(187)	(34)	1,108	761	(6,627)	(12,884)	69,666	73,065
Business loans	241	-	-	205	-	-	(240)	2,904	3,110
Credit card	55,389	(208)	(10)	5,519	100	(53,709)	(1,390)	180,466	186,157
Total	92,019	(2,071)	(1,339)	8,538	2,044	(67,830)	(16,889)	264,922	279,394

Consolidated					Balance at 01/01/2021	Completed contracts	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2021
Real estate loans					60,872	(18,461)	(2,475)	40,056	79,992
Personal loans					45,890	(18,148)	(13,684)	127,445	141,503
Business loans					5,924	(975)	(241)	11,314	16,022
Credit card					163,992	(88,646)	(1,934)	344,327	417,739
Rural loans					5,675	(5,052)	-	25,053	25,676
Total					282,353	(131,282)	(18,334)	548,195	680,932

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

c.	Analysis of the change in the gross value of loans and advances to customers by stage

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2022
Real estate loans	4,782,311	(121,381)	(61,009)	83,149	15,438	(697,843)	(554)	1,842,955	5,843,066
Personal loans	3,375,420	(90,452)	(84,468)	6,801	836	(360,888)	(2,960)	2,097,055	4,941,344
Business loans	2,962,934	(909)	(6,099)	2,118	5,227	(2,098,348)	(802)	2,514,861	3,378,982
Credit card	4,335,866	(49,584)	(933)	1,479	3	(1,037,568)	-	2,644,732	5,893,995
Rural loans	700,191	-	(1,535)	-	-	(589,045)	-	608,504	718,115
Total	16,156,722	(262,326)	(154,044)	93,547	21,504	(4,783,692)	(4,316)	9,708,107	20,775,502

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2022
Real estate loans	224,817	(83,149)	(28,657)	121,381	12,376	(38,157)	(567)	72,589	280,633
Personal loans	86,022	(6,801)	(31,142)	90,452	548	(25,422)	(3,538)	180,391	290,510
Business loans	4,923	(2,118)	(2,634)	909	10,006	(133)	(35)	(442)	10,476
Credit card	90,648	(1,479)	(1,323)	49,584	25	(65,999)	(20,321)	284,287	335,422
Total	406,410	(93,547)	(63,756)	262,326	22,955	(129,711)	(24,461)	536,825	917,041

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2022
Real estate loans	114,283	(15,438)	(12,376)	61,009	28,657	(54,798)	(12,367)	19,143	128,113
Personal loans	117,843	(836)	(548)	84,468	31,142	(29,061)	(59,232)	88,153	231,929
Business loans	49,301	(5,227)	(10,006)	6,099	2,634	(27,934)	(6,110)	(5,715)	3,042
Credit card	371,803	(3)	(25)	933	1,323	(321,232)	(50,179)	638,527	641,147
Rural loans	-	-	-	1,535	-	-	-	19	1,554
Total	653,230	(21,504)	(22,955)	154,044	63,756	(433,025)	(127,888)	740,127	1,005,785

Consolidated					Opening balance at 01/01/2022	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2022
Real estate loans					5,121,411	(790,798)	(13,488)	1,934,687	6,251,812
Personal loans					3,579,285	(415,371)	(65,730)	2,365,599	5,463,783
Business loans					3,017,158	(2,126,415)	(6,947)	2,508,704	3,392,500
Credit card					4,798,317	(1,424,799)	(70,500)	3,567,546	6,870,564
Rural loans					700,191	(589,045)	-	608,523	719,669
Total					17,216,362	(5,346,428)	(156,665)	10,985,059	22,698,328

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Stage 1	Opening balance at 01/01/2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2021
Real estate loans	3,186,942	(136,470)	(64,869)	63,128	11,007	(719,768)	(202)	2,442,543	4,782,311
Personal loans	1,573,668	(32,529)	(55,621)	935	429	(900,960)	(8,144)	2,797,639	3,375,417
Business loans	1,579,384	(3,190)	(20,918)	-	-	(968,510)	(22)	2,376,191	2,962,935
Credit card	1,773,870	(19,334)	(76,206)	831	416	(390,827)	(2,307)	3,049,425	4,335,868
Rural loans	177,637	-	-	-	-	(158,117)	-	680,671	700,191
Total	8,291,501	(191,523)	(217,614)	64,894	11,852	(3,138,182)	(10,675)	11,360,856	16,156,722

Stage 2	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2021
Real estate loans	185,080	(63,128)	(20,080)	136,470	8,505	(50,792)	(1,676)	30,438	224,817
Personal loans	32,718	(935)	(6,349)	32,529	97	(14,280)	(4,981)	47,224	86,023
Business loans	1,298	-	-	3,190	-	(1,235)	(61)	1,731	4,923
Credit card	20,002	(831)	(287)	19,334	20	(17,735)	(1,102)	71,246	90,647
Total	239,098	(64,894)	(26,716)	191,523	8,622	(84,042)	(7,820)	150,639	406,410

Stage 3	Opening balance at 01/01/2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2021
Real estate loans	99,333	(11,007)	(8,505)	64,869	20,080	(49,212)	(15,598)	14,323	114,283
Personal loans	47,171	(429)	(97)	55,621	6,349	(14,326)	(28,559)	52,113	117,843
Business loans	2,187	-	-	20,918	-	-	(2,186)	28,382	49,301
Credit card	110,768	(416)	(20)	76,206	287	(107,413)	(2,778)	295,169	371,803
Total	259,459	(11,852)	(8,622)	217,614	26,716	(170,951)	(49,121)	389,987	653,230

Consolidated					Balance at 01/01/2021	Completed contracts	Write-off for loss	Origination /receipt	Ending balance at 12/31/2021
Real estate loans					3,471,355	(819,772)	(17,476)	2,487,304	5,121,411
Personal loans					1,653,557	(929,566)	(41,684)	2,896,976	3,579,283
Business loans					1,582,869	(969,745)	(2,269)	2,406,304	3,017,159
Credit card					1,904,640	(515,975)	(6,187)	3,415,840	4,798,318
Rural loans					177,637	(158,117)	-	680,671	700,191
Total					8,790,058	(3,393,175)	(67,616)	11,887,095	17,216,362

Consolidated Financial Statements as of December 31,2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

13	Non-current assets held for sale

	12/31/2022	12/31/2021
Real estate	166,943	149,770
Impairment	-	(19,977)
Total	166,943	129,793

The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. Non-current assets held for sale are normally sold at auctions, which usually occur within one year.

In the year ended December 31, 2022, Inter tested assets held for sale for impairment and concluded there is no longer indication of impairment.

Consolidated Financial Statements as of December 31,2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

14	Equity accounted investees

On March 5, 2021, Inter concluded the acquisition of 45% of equity interest of BMG Granito Soluções em Payment S.A. (“Granito”). The interest in Granito is part of Inter’s strategy to acquire new companies with a strong technological basis and innovative profile.

Founded in 2015, Granito operates in the payment sector (solutions in payment) developing customized products for its clients

	% in share capital		Equity acounted investees		Income from equity interests in associates
Associates	12/31/2022	12/31/2021	12/31/2022	12/31/2021	2022	2021	2020
Granito Soluções em Pagamento S.A.	45.00%	45.00%	62,582	81,294	(17,384)	(8,764)	-
Total			62,582	81,294	(17,384)	(8,764)	-
Other investments			9,508	1,151	-	-	-
Total investments			72,090	82,445	(17,384)	(8,764)	-

(i) All the above associates are accounted for in these consolidated financial statements using the equity method.

15	Property and equipment

a.	Breakdown of property and equipment:

		12/31/2022				12/31/2021
	Annual depreciation rate	Historical Cost	Business Combination	Accumulated Depreciation	Carrying Amount	Historical Cost	Business Combination	Accumulated Depreciation	Carrying Amount
Buildings	4%	37,446	-	(25,149)	12,297	27,547	17	(14,677)	12,887
Furniture and equipment	10%	17,137	5,281	(886)	21,532	12,445	1,257	(4,754)	8,948
Data processing systems	20%	15,636	-	(11)	15,625	14,390	-	(73)	14,317
Construction in progress	-	1,794	-	-	1,794	-	-	-	-
Righ of use asset - buildings	4%	144,387	-	(7,616)	136,771	131,064	-	(3,741)	127,323
Total		216,400	5,281	(33,662)	188,019	185,446	1,273	(23,245)	163,475

Consolidated Financial Statements as of December 31,2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

b.	Changes in property and equipment:

	Balance at 12/31/2021	Addition	Business combination	Transfer	Write-offs	Balance at 12/31/2022
Buildings	27,608	8,627	-	1,279	(68)	37,446
Furniture and equipment	14,012	3,552	10,649	(409)	(18)	27,786
Data processing systems	14,390	1,253	-	-	(7)	15,636
Construction in progress	-	2,254	-	(460)	-	1,794
Righ of use asset - buildings	131,064	13,323	-	-	-	144,387
Total property and equipment - historical cost	187,074	29,009	10,649	410	(93)	227,049

Property and equipment - accumulated depreciation
Buildings	(14,721)	(5,478)	-	(5,005)	55	(25,149)
Furniture and equipment	(5,064)	(373)	(5,368)	4,529	22	(6,254)
Data processing systems	(72)	(7)	-	66	2	(11)
Righ of use asset - buildings	(3,741)	(3,875)	-	-	-	(7,616)
Total property and equipment - accumulated depreciation	(23,598)	(9,733)	(5,368)	(410)	79	(39,030)

Total property and equipment - residual value	163,476	19,276	5,281	-	(14)	188,019

	Balance at 12/31/2020	Addition	Business combination	Transfer	Write-offs	Balance at 12/31/2021
Buildings	21,969	5,783	61	(205)	-	27,608
Furniture and equipment	10,219	2,926	1,566	(99)	(600)	14,012
Data processing systems	12,348	1,740	-	304	(2)	14,390
Righ of use asset - buildings	109,264	21,800	-	-	-	131,064
Total property and equipment - historical cost	153,800	32,249	1,626	-	(602)	187,074

Property and equipment - accumulated depreciation
Buildings	(14,502)	(175)	(44)	-	-	(14,721)
Furniture and equipment	(74)	(4,681)	(309)	-	-	(5,064)
Data processing systems	(60)	(12)	-	-	-	(72)
Righ of use asset - buildings	(1,318)	(2,423)	-	-	-	(3,741)
Total property and equipment - accumulated depreciation	(15,954)	(7,291)	(353)	-	-	(23,598)

Total property and equipment - residual value	137,846	24,958	1,273	-	(602)	163,475

Consolidated Financial Statements as of December 31,2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

16	Intangible assets

a.	Breakdown of intangible assets

	12/31/2022					12/31/2021
	Annual amortization rate	Historical cost	Accumulated amortization	Business combination	Carrying amount	Historical cost	Accumulated amortization	Business combination	Carrying amount
Software	10%	180,873	(204,278)	155,622	132,217	129,399	(82,249)	-	47,150
Development costs	20%	244,644	(48,835)	-	195,809	129,948	(14,531)	-	115,417
Customer portfolio	20%	10,067	(5,589)	-	4,478	9,341	(3,739)	-	5,602
Goodwill	-	78,037	-	554,759	632,796	90,700	-	1	90,702
Intangible assets in progress	-	273,329	-	-	273,329	170,334	-	1,299	171,633
Total		786,950	(258,702)	710,381	1,238,629	529,722	(100,519)	1,300	430,504

b.	Changes in intangible assets

	12/31/2021	Addition	Write-offs	Transfers	Business combination	Amortization	12/31/2022
Software	47,150	54,931	(2,038)	(1,419)	155,622	(122,029)	132,217
Development costs	115,417	21,646	(253)	83,059	-	(34,304)	185,565
Customer portfolio	6,431	-	(103)	-	-	(1,850)	4,478
Goodwill (a) (b)	78,037	-	-	-	554,759	-	632,796
Intangible assets in progress	181,877	249,068	(65,732)	(81,640)	-	-	283,573
Total	428,912	325,645	(68,126)	-	710,381	(158,183)	1,238,629

	12/31/2020	Addition	Write-offs	Transfers	Business combination	Amortization	12/31/2021
Software	29,489	99,483	(40,435)	(3,350)	-	(38,037)	47,150
Development costs	69,144	3,903	-	51,638	-	(9,268)	115,417
Customer portfolio	7,710	1,631	-	-	-	(3,739)	5,602
Goodwill	38,964	51,737	-	-	1	-	90,702
Intangible assets in progress	79,209	146,876	(7,463)	(48,288)	1,299	-	171,633
Total	224,516	303,630	(47,898)	-	1,300	(51,044)	430,504

(a) Refers to the acquisition of Inter & Co Payments, Inc, see Note 4.3 - Business Combination.

(b)  The amount of December 31, 2021, previously presented, was adjusted after the completion of the PPA of the group subsidiaries. Accordingly, the preliminary goodwill was reallocated to the opening balances of the transaction.

Consolidated Financial Statements as of December 31,2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

17	Other assets

	12/31/2022	12/31/2021
Amount receivable from the sale of investments (a)	87,318	77,154
Commissions and bonus receivable (b)	113,546	142,543
Prepaid expenses (c)	321,830	159,688
Pending settlements (d)	277,953	148,995
Sundry debtors (e)	91,627	71,234
Advances to third parties (f)	23,911	58,604
Unbilled services provided	31,870	-
Transactions amount to settle (g)	122,859	-
Premium or discount on transfer of financial assets	71,460	-
Early settlement of credit operations	23,328	7,524
Agreements on sales of properties receivable	38,467	27,948
Tax and contributions to be offset against future amounts payable	176,513	51,928
Other amounts	44,826	47,117
Total	1,425,508	792,735

(a)	Amounts receivable from the sale of non-controlling interest in a subsidiary consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$ 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA, 2 installments were made in 2021 and 2022, the other 2 installments will be paid in 2023 and 2024.
(b)	Commissions and bonus receivable: relates primarily to the bonus receivable from the business contract signed with Mastercard.
(c)	Prepaid expenses: refers substantially to the cost of acquisition of customer digital accounts and portability expenses to process, includes payments for card expenses that involve the generation of economic benefits for Inter, in subsequent period.
(d)	Pending settlements: relates primarily to transactions to be processed by Mastercard, in addition to settlement balances receivable from the B3 exchange.
(e)	Sundry debtors: relates primarily to amounts of portability to process, amounts to process from credit cards, negotiation and intermediation of amounts and debtors by escrow deposit.
(f)	Advances to third parties: relates to advances to employees of R$ 7,711 (2021: R$ 1,203), advance payment of administrative expenses of R$ 9,293 (2021: R$ 17,677), and advance payment of third-party services of R$ 6,907 (R$ 39,724).
(g)	These are substantially transitory amounts of exchange systems. They recognize amounts to be settled or that are in transit.

18	Liabilities with financial institutions

	12/31/2022	12/31/2021
Payables with credit card network	5,228,314	3,876,964
Securities sold under agreements to repurchase	1,902,873	973,533
Interbank deposits	732,528	139,477
Others	43,182	351,490
Total	7,906,897	5,341,464

19	Liabilities with customers

	12/31/2022	12/31/2021
Demand deposits	11,566,826	9,932,809
Time deposits	10,517,060	6,922,061
Savings deposits	1,307,055	1,230,039
Creditors by resources to release	251,863	248,634
Total	23,642,804	18,333,543

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

20	Securities issued

	12/31/2022	12/31/2021
Financial Bills	67,014	25,154
Real estate credit bills (a)	5,794,144	3,546,939
Agribusiness credit bills	341,007	-
Total	6,202,165	3,572,093

(a) The Real Estate Credit Bill (LCI) is a tax-exempt fixed-income instrument for individuals, backed by real estate loans. The Group offers LCIs issued by Inter to its retail customers as a tax-exempt investment alternative to time deposits. The real estate loans in the gross amount of R$ 5,794,144 (2021: R$ 3,546,939) are backed by these instruments.

21	Borrowing and onlending

	12/31/2022	12/31/2021
Onlending obligations – Caixa Econômica Federal	22,231	24,877
Onlending obligations - BNDES	8,139	-
Others	6,078	194
Total	36,448	25,071

Refers to onlending of real estate loans obtained from Caixa Econômica Federal (with rates between 4.5% and 6% p.a.) and BNDES for working capital operations (with a fixed rate of up to 6% p.a.).

22	Income tax and social contribution and tax liabilities

	12/31/2022	12/31/2021
Income tax and social contribution	114,493	41,764
Tax on financial transactions	9,354	2,821
PIS/COFINS	20,542	14,419
INSS/FGTS	14,842	14,069
Other taxes	7,634	5,333
Total	166,865	78,406

23	Provisions and contingent liabilities

	12/31/2022	12/31/2021
Provision for legal and administrative proceedings	28,118	21,682
Provision for expected credit losses on loan commitments (i)	29,331	31,166
Total	57,449	52,848

(i)	Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.

Provisions for legal and administrative proceedings

a.	Provisions

The legal entities in Inter, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

i.	Labor lawsuits

These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.

ii.	Civil lawsuits

The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.

Changes in provisions

	Labor	Civil	Tax	Total
Balance on December 31, 2021	3,312	18,370	-	21,682
(+) Consitution / increase in provision	1,029	24,902	-	25,931
Payment	(553)	(18,942)	-	(19,495)
Balance on December 31, 2022	3,788	24,330	-	28,118

Balance on December 31, 2020	3,173	16,423	1,017	20,613
(+) Consitution / increase in provision	1,601	17,401	-	19,002
Payment	(1,462)	(15,454)	(1,017)	(17,933)
Balance on December 31, 2021	3,312	18,370	-	21,682

b.	Contingent tax liabilities classified as possible losses

Income tax and social contribution on net income – IRPJ and CSLL

On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of December 31, 2022, these amounted to R$ 29,963 (2021: R$ 63,805).

COFINS

Inter is discussing its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues. During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Process type	12/31/2022	12/31/2021
Infraction Notice	17,896	17,896
Action for the annulment of a tax debt	21,764	21,239
Collection Letter	1,254	1,254
Clearing Statement	3,496	4,863
Total	44,410	45,252

24	Other liabilities

	12/31/2022	12/31/2021
Lease liabilities (Note 24.a)	146,705	137,085
Payments to be processed (a)	648,887	288,540
Contract liabilities (b)	45,364	48,943
Agreements	33,736	37,301
Digital customer portfolio - Inter & Co. Payments, Inc.	89,518	-
Provisions for salaries, vacations and other labor charges	77,383	44,684
Other liabilities	100,583	30,412
Pending settlements (c)	31,352	12,680
Financing to be released	-	17,704
Total other liabilities	1,173,527	617,349

(a)	Payments to be processed: The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid.

(b)	Contract liabilities: The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

(c)	Pending settlements: These refer to performed customer transactions and/or anticipated resources that will be settled in a short period of time.

a.	Lease liabilities

The changes in lease liabilities for the year are as follows:

Balance on January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Update	49,591
Accrued interest	(2,314)
Ending balance on December 31, 2022	146,705

Balance on January 1, 2021	111,328
New contracts	12,486
Payments	(29,793)
Accrued interest	43,064
Ending balance on December 31, 2021	137,085

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Lease maturity

The maturity of the lease liabilities is as follows:

	12/31/2022	12/31/2021
Up to 1 year	2,890	2,765
From 1 year to 5 years	26,009	12,486
Above 5 years	117,806	121,834
Total	146,705	137,085

25	Equity

a.	Share capital

Data	Class A	Class B	Total
2021	228,521,790	37,718,654	266,240,444
2022	284,765,936	117,037,105	401,803,041

At December 31, 2022, Inter & Co, Inc.'s authorized share capital is US$ 50,000 divided into 20,000,000,000 shares with par value of US$ 0.0000025 each, of which 284,765,936 have been issued as class A shares with a par value of US$ 0.0000025 each and 117,037,105 have been issued as class B shares with a par value of US$ 0.0000025 each. The share capital comprising shares issued refers to the authorized capital. Inter & Co. Inc’s paid-up share capital was R$ 13 at December 31, 2022.

Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established holders of Class A Shares and holders of Class B Shares shall:

(a) have the same rights, except regarding voting right. Holders of Class A Shares have the right to 1 (one) vote in any of the matters being decided in the general meetings, while holders of Class B Shares have the right to 10 (ten) votes in any of the matters being decided in the general meetings of Inter&Co.

(b) be entitled to such dividends as the Board may from time to time declare; Holders of Class A common shares and Class B common shares will be entitled to receive equal dividends proportional to their interest in the Company.
(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company, subject to the terms of any shareholders agreement to which all Members are a party; and

(d) generally be entitled to enjoy all of the rights attaching to Class A and Class B shares.

(e) on May 19, 2022, in anticipation of closing, shares were received into class A and class B shares, which were previously Preferred and Common Shares.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

b.	Reserves

In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as described in note 1. Accordingly, reserve amount of R$ 7,817,670 is the transfer from non-controlling interest to equity of Inter & Co, Inc of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/ or BDRs of Inter & Co, Inc

c.	Other comprehensive income

The amount corresponds to the net change in fair value - financial assets at FVOCI, which includes the expected credit loss for those financial assets , exchange-rate change adjustment of foreign investment and the amounts resulting from the corporate reorganization, as described in note 1.

d.	Dividends and interest on equity

Inter & Co Inc. has not declared or paid dividends in the year ended December 31, 2022.

Company	2022	2021	2020
Inter&Co	-	9,307	-
Banco Inter	38,056	10,373	39,949
Inter Digital (*)	25,812	-	-
Inter Food (*)	12,030	-	-
Total	75,898	19,680	39,949

(*) Amount paid to non-controlling interest.

e.	Earnings (loss) per share

Basic and diluted loss per share is shown as follows:

	2022	2021	2020
Profit (loss) attributable to Owners of the company (In thousands of Reais)	(11,090)	(36,348)	9,648
Average number of shares	401,159,541	2,540,716,879	2,233,956,090
Diluted earnings (loss) per share (R$)	(0.0276)	(0.0143)	0.0043
Basic earnings (loss) per share (R$)	(0.0276)	(0.0143)	0.0043

Basic and diluted earnings (loss) per share are presented based on the two classes of shares, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the current year.

To 2021, the number of class A and class B shares issued by Inter & Co, as a result of this initial reorganization was reflected retroactively to January 1, 2019, for the purposes of calculating earnings per share.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The amount of earnings (loss) per share was determined as if all profits/losses were distributed and calculated in accordance with the requirements of IAS 33 - Earnings per Share

f.	Non-controlling interest

Prior to the corporate reorganization described in note 1, non-controlling interest corresponds to the investments of third parties in the direct and indirect subsidiaries of Inter.

Following the corporate reorganization, non-controlling interest corresponds to third party investors in Banco Inter and third party investors in the direct and indirect subsidiaries of Banco Inter.

In 2022, Inter & Co and Banco Inter completed the corporate reorganization described in note 1 and the transfer from non-controlling interest to equity of Inter & Co, Inc of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/ or BDRs of Inter & Co, Inc reduced the non-controlling interest of the Inter & Co, Inc by R$5.656.106. The remaining non-controlling shareholders of Inter & Co, Inc refers to minority interests in the subsidiaries of Banco Inter.

Reconciliation is shown as follows:

Reflex Impacts	2021	Changes	2022
% Participation	31.44%	68.56%	100.00%
Share Capital (a)	209,476	7,147,111	7,356,587
Capital reduction - Cashout (b)	-	(1,150,000)	(1,150,000)
Capital Reserves (c)	2,466,974	(839,095)	1,627,879
Dividends and interest on equity	(3,122)	(38,056)	(41,178)
Subtotal	2,673,328	5,119,959	7,793,287
Profit for the year	55,068	(11,090)	43,978
Others (d)	-	(19,595)	(19,595)
Total	2,728,396	5,089,275	7,817,670

a) Refers to the balance of capital stock arising from Inter and its subsidiaries, which were fully reflected to Inter & Co, after an indirect increase in equity interest.

(b) On October 19, 2022, Inter's capital stock was reduced in the amount of R$1,150,000,000.00 (one billion, one hundred and fifty million reais). The funds received by Inter Holding Financeira S.A., Inter's sole shareholder, as a result of the capital reduction, were used to amortize the financing obtained by HoldFin to pay the cash-out, within the scope of the corporate reorganization, in the amount of R$ 1,145,749,288.79, the remaining amount was classified as cash and cash equivalents.

(c) Refers to the balance reflecting reserves arising from Inter and its subsidiaries, which were fully reflected to Inter & Co, after an indirect increase in equity interest.

(d) It is substantially the foreign exchange variation of subsidiary abroad.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

26	Net interest income

	2022	2021	2020
Interest income
Amounts due from financial institutions	221,136	71,106	126,619
Loans and advances to customers	2,557,721	1,359,169	809,628
Income from cash and cash equivalents in foreign currency	20,099	5,153	6,561
Others	3,702	-	-
Total interest income	2,802,658	1,435,428	942,808

Interest expenses
Securities issued	(689,849)	(207,670)	(73,597)
Deposits from customers	(1,057,637)	(294,237)	(93,319)
Saving	(80,993)	(25,640)	(8,745)
Securities acquired with agreements to resell	(77,312)	(10,097)	(5,056)
Borrowing and onlending (a)	(67,059)	(1,641)	(1,545)
Others	-	(3,957)	(2,073)
Total interest expense	(1,972,850)	(543,242)	(184,335)
Total	829,808	892,186	758,473

(a)	Refers to the interest expense of debentures issued for cash-out payments made to shareholders who opted to redeem their shares after the migration to the Nasdaq.

27	Net result from services and commissions

	2022	2021	2020
Revenues from services and commissions	27,054	17,931	12,637
Income from bank fees	62,544	50,992	40,436
Income from exchange	617,552	369,340	137,863
Revenues from commissions and intermediation	496,835	296,655	98,003
Third parties’ funds administration	30,925	42,182	13,335
Exchange brokerage and securities	36,508	7,052	8,842
Other revenues	18,059	9,780	6,005
Expenses on cashback	(321,438)	(251,363)	(59,976)
Total revenues from services and commissions	968,039	542,569	257,145

Other expenses	(2,019)	(1,905)	(6,147)
Bank expenses	(127,214)	(98,392)	(65,464)
Total expenses from services and commissions	(129,233)	(100,297)	(71,611)
Total	838,806	442,272	185,534

28	Other revenues

	2022	2021	2020
Revenues from cards (a)	150,401	102,863	75,230
Other capital gains (losses)	66,363	29,330	-
Foreign exchange revenues	99,780	24,667	17,318
Other operating revenue	54,886	33,222	17,334
Revenue from goods	17,032	-	-
Total	388,462	190,082	109,882

(a) Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

29	Impairment losses on financial assets

	2022	2021	2020
Loss on impairment adjustment of loans and advances to customers	(1,140,756)	(649,510)	(239,840)
Recovery of written-off credits	53,825	73,719	39,612
Others	3,694	(19,791)	(13,461)
Total	(1,083,237)	(595,581)	(213,688)

30	Personnel expenses

	2022	2021	2020
Salaries	(320,097)	(204,042)	(117,622)
Remuneration of the executive board and the board of directors	(29,023)	(22,794)	(15,893)
Social security charges	(119,746)	(80,908)	(37,128)
Profit sharing	(27,262)	(24,014)	(2,685)
Expenses for vacation and thirteenth salary	(62,340)	(45,677)	(21,480)
Benefits	(173,831)	(62,505)	(32,150)
Other personnel expenses	(1,306)	(3,388)	(2,138)
Total	(733,605)	(443,328)	(229,096)

31	Other administrative expenses

	2022	2021	2020
Data processing and information technology	(571,459)	(409,723)	(189,351)
Bank expenses	(144,134)	(94,743)	(123,492)
Tax expenses	(248,588)	(146,757)	(69,676)
Rent, condominium fee and property maintenance	(60,513)	(33,236)	(18,628)
Third party services	(142,160)	(85,091)	(47,501)
Advertisement and marketing	(137,942)	(145,279)	(55,354)
Communication	(124,633)	(103,723)	(81,892)
Resources from reimbursement to customers	(88,203)	(65,564)	(6,220)
Expenses for Serasa	(14,213)	(1,949)	(2,016)
Travel and transportation expenses	(16,497)	(4,579)	(2,675)
Insurance expenses	(15,870)	(3,801)	(2,029)
Notary public and legal expenses	(12,678)	(12,822)	(5,066)
Granted discounts	(2,707)	(15,983)	(7,612)
Portability expenses	(15,768)	(25,498)	(4,928)
Other expenses	(121,776)	(143,209)	(10,660)
Provisions for contingencies	(25,931)	(19,004)	(14,227)
Total	(1,743,072)	(1,310,961)	(641,327)

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

32	Current and deferred income tax and social contribution

a.	Amounts recognized in profit or loss for the year

	2022	2021	2020
Current income tax and social contribution expenses
Current year	(106,625)	(52,441)	(13,166)
Deferred income tax and social contribution expenses (benefits)
Provision for impairment losses on loans and advances	111,967	186,178	34,261
Provision for contingencies	2,944	929	890
Adjustment of financial assets to fair value	3,806	26,270	17,945
Other temporary differences	54,245	(30,708)	(34,720)
Hedge transactions	(11,284)	8,986	8,553
Tax losses carried forward	109,441	36,779	23,946
Total deferred income tax and social contribution expenses (benefits)	271,119	228,434	50,875
Total Income tax benefit	164,494	175,993	37,709

b.	Reconciliation of effective rate

	2022		2021		2020
Profit before tax		(178,573)		(231,062)		(7,023)
Tax average using	45%	80,358	45%	103,977	45%	3,160

Tax effect of
Interest on capital distribution		17,126		18,671		17,978
Non-taxable income (non-deductible expenses) net		(8,016)		(27,744)		34,502
Tax incentives		-		188		-
Subsidiaries not subject to Real Profit taxation		65,110		81,957		(17,129)
Others		9,916		(1,055)		(803)
Total income tax benefit		164,494		175,993		37,709

Effective tax rate		-92%		-76%		-537%
Total income tax benefit		164,494		175,993		37,709
Total deferred income tax and social contribution		271,119		228,434		50,875
Total income tax and social contribution expenses		(106,625)		(52,441)		(13,166)

c.	Changes in the balances of deferred taxes

	Balance at 12/31/2021	Constitution	Realization	Balance at 12/31/2022
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	295,799	548,506	(436,539)	407,766
Provision for contingencies	9,720	21,867	(18,923)	12,664
Adjustment of financial assets to fair value	184,886	226,374	(118,998)	292,262
Other temporary differences	62,939	87,199	(116,470)	33,668
Tax losses carried forward	95,574	109,218	(2,608)	202,184
Provision for loss of non-current assets held for sale	8,990	-	(8,990)	-
Expected loss on financial instruments	6,436	7,808	(4,535)	9,709
Hedge transactions	31,181	5,853	(17,137)	19,897
	695,525	1,006,823	(724,200)	978,148
Composition of the deferred tax liabilities
Commission deferral	(3,869)	-	3,869	-
Other temporary differences	(21,820)	-	21,820	-
Others	(63,546)	(32,681)	66,154	(30,073)
	(89,235)	(32,681)	91,843	(30,073)
Total deferred tax assets/(liabilities) (*)	606,290	974,142	(632,357)	948,075

(*) The accounting records of these tax credits are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Balance at 12/31/2020	Constitution	Realization	Balance at 12/31/2021
Composition of the deferred tax assets
Provision for impairment losses on loans and advances	109,620	227,915	(41,736)	295,799
Provision for contingencies	8,791	3,855	(2,926)	9,720
Adjustment of financial assets to fair value	-	450,377	(246,982)	184,886
Other temporary differences	1,893	62,617	(1,571)	62,939
Tax losses carried forward	58,794	160,115	(123,337)	95,573
Provision for loss of non-current assets held for sale	4,383	4,607	-	8,990
Provision for expected loss on financial instruments	343	6,093	-	6,436
Hedge transactions	22,195	23,568	(14,582)	31,182
	206,019	939,147	(431,134)	695,525

Composition of the deferred tax liabilities
Commission deferral	(5,576)	-	1,707.30	(3,869)
Adjustment of financial assets to fair value	(18,509)	-	18,509	-
Receivable from the sale of investments	(36,841)	-	15,021	(21,820)
Others	-	(63,546)		(63,546)
	(60,926)	-	-	(89,235)
Total deferred tax assets/(liabilities) (*)	145,093	939,147	(431,134)	606,290

33	Share-based payment

e.	Share-based compensation agreements

a.1)	Share based payment - Inter

The Stock Option Plan, established under the terms of art. 168, § 3, of Law 6404/1976, is an initiative of the Board of Directors of Inter, through which Inter's managers, executives and employees were granted options for the acquisition of shares of Inter, with a view to encouraging performance and favoring the retention of managers, executives and employees of Inter, insofar as their participation in Inter's share capital will allow them to benefit from the results to which they contributed and which are reflected in the valuation of the price of its shares, thus forming, with the shareholders, a common economic interest.

In 2016, the third Stock Option Plan (“Plan 3[3]”) was launched, with vesting periods from 2017 to 2021. The options that become exercisable may be exercised by the participant in up to three years as of the last vesting period. Employees who do not exercise the option within the deadline or whose employment at Inter is terminated, lose the right to exercise it.

On February 5, 2018, Inter’s Board of Directors approved “Plan 4” of the purchase option, as well as the grant of Tranche 1 of Plan 4 [4 (1)]. On July 9, 2020, Tranche 2 of “Plan 4” [4 (2)] was approved, with vesting period from January 2021 to January 2025. On January 31, 2022, Tranche 3 of “Plan 4” [4 (3)] was approved, with vesting period from December 2022 to December 2026. The options of Tranche 2 and Tranche 3 may be exercised within the period of 2 (two) years from the respective vesting periods. If not exercised within the established period, the right to the shares will automatically expire, with no right to indemnity.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

The main characteristics of the Plans are described below (per share):

Plan	Grant date	Options (shares INTR)	Vesting	Average exercice price		Participants	Final exercice date
3	09/30/2016	1,764,000	Up to 5 years	R$	1.56	Officers, managers and key employees	12/31/2023
4 (1)	02/05/2018	5,452,464	Up to 5 years	R$	1.80	Officers, managers and key employees	02/15/2025
4 (2)	07/09/2020	3,182,250	Up to 5 years	R$	21.50	Officers, managers and key employees	12/31/2027
4 (3)	01/31/2022	3,250,000	Up to 5 years	R$	15.50	Officers, managers and key employees	12/31/2028

The changes in the options of each plan for the year ended December 31, 2022 and supplementary information are shown below:

Transactions 12/31/2022 (Shares INTR)
Plan	Qty employees	Opening balance		Granted		Expired/Cancelled		Exercised		Closing balance
3	2		676,800		-		-		676,800		-
4 (1)	27		2,458,065		-		10,800		2,311,666		135,599
4 (2)	70		2,965,350		-		48,600		87,525		2,829,225
4 (3)	83		-		2,903,500		65,000		-		2,838,500
Total			6,100,215		2,903,500		124,400		3,075,991		5,803,324

Weighted average price of the shares		R$	14.34	R$	15.50	R$	16.69	R$	2.31	R$	18.15

Transactions 12/31/2021 (Shares INTR)
Plan	Qty employees	Opening balance		Granted		Expired/Cancelled		Exercised		Closing balance
3	3		1,188,000		108,000		-		619,200		676,800
4 (1)	31		3,275,285		-		355,200		462,120		2,458,065
4 (2)	59		2,496,450		685,800		22,500		194,400		2,965,350
Total			6,959,835		793,800		377,700		1,275,720		6,100,215

Weighted average price of the shares		R$	8.76	R$	24.36	R$	3.00	R$	5.46	R$	14.34

Transactions 12/31/2020 (Shares INTR)
Plan	Qty employees	Opening balance		Granted		Expired/Cancelled		Exercised		Closing balance
2	1		71,841		-		-		71,841		143,682
3	16		1,473,300		-		15,300		270,000		1,758,600
4 (1)	33		3,777,879		480,000		139,587		842,907		5,240,373
4 (2)	59		-		2,496,450		-		-		2,496,450
Total			5,323,020		2,976,450		154,887		1,184,748		9,639,105

Weighted Average period of the Shares		R$	1.74	R$	18.36	R$	1.56	R$	1.56	R$	8.76

Other information 12/31/2022
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining remuneration cost period (in years)	Remaining contractual life (in years)
3	676,800	-	-	-	-	1.0
4 (1)*	2,311,666	135,599	-	-	-	2.1
4 (2)	87,525	2,829,225	5,085	11,839	4	5.0
4 (3)	-	2,838,500	25,802	53,566	5	6.0

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Other information 12/31/2021
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining remuneration cost period (in years)	Remaining contractual life (in years)
3	619,200	676,800	-	-	-	2.0
4 (1)*	462,120	2,458,065	-	-	-	3.2
4 (2)	194,400	2,965,350	3,089	16,924	4	6.1

* The premium cost referring to the first tranche of plan 4 is the responsibility of the participants, and no cost is recognized by Inter.

Other information 12/31/2020
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining remuneration cost period (in years)	Remaining contractual life (in years)
3	270,000	1,758,600	48	48	0,5	3.0
4	842,907	5,240,373	-	-	4	4.1

The estimated impact refers to the value of the payments for the options granted to employees in the Consolidated Financial Statements based on their fair value. The fair values of plans 3, 4 (Tranche 1) and 4 (Tranche 2) were estimated based on the Black & Scholes option valuation model.

	Program
	3(2016)	4(2018)	4(2020)
Strike price	0.77	0.9	10.75
Risk-free rate	11.68%	9.97%	9.98%
Duration of the strike (years)	7	7	7
Expected annualized volatility	60.33%	64.28%	64.28%
Fair value of the option at the grant/share date:	0.19	0.05	0.05

For Tranche 3 of Plan 4, the fair value was estimated based on the Binomial model:

4(2022)
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Fair value of the option at the grant/share date:	4.08

In the year ended December 31, 2022, the amount of R$ 7,036 of costs were recognized in Inter’s results, according to NE 30.

a.2)	Share based Payment Inter & Co Payments, Inc.

In the context of the acquisition of Inter & Co Payments, Inc. by Inter, it was established that key executives would be paid by granting stock options of Inter & Co Payments, Inc., with the possibility of granting class A shares of Inter&Co, Inc. and restricted class A shares of Inter&Co, Inc., as appropriate. The stock options granted and the release of the restricted shares can be exercised by key executives in three installments over three years (2022, 2023 and 2024).With the exercise, the executives will receive the shares free for trading on the market.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.

The strike price is equivalent to R$ 5.31 per INTR issued by Inter&Co, Inc., as contractually defined between the parties.

The main characteristics of the Plans are described below (per share):

Plan	Options	Vesting	Average strike price	Participants	Final strike date
USEND	1,132,885	Up to 3 years	R$ 5.31 per Class A	Officers, managers and key employees	12/30/2024

The changes in the Inter & Co Payments, plan for the year ended December 31, 2022 and supplementary information are shown below:

Transactions 12/31/2022 (Shares)
Plan	Qty employees	Opening balance	Granted		Expired/Cancelled	Exercised	Closing balance
Inter & Co Payments, Inc	4	-		1,132,885	-	-		1,132,885
Total		-		1,132,885	-	-		1,132,885
Weighted average price of the shares		-	R$	5.31	-	-	R$	5.31

Other Information 12/31/2022
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year(a)	Unrecognized premium cost	Remaining remuneration cost period (in years)	Remaining contractual life (in years)
1 (*)	-	1,132,885	62,592	52,962	2	2,0

(*) The cost of the premium is equivalent to the value of the INTR on the exercise date, as contractually defined between the parties.

The cost of the premium appropriated to income, for the year ended December 31, 2022, is shown in the explanatory note to personnel expenses (nº30).

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

34	Transactions with related parties

Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Related party transactions were undertaken as follows

	Parent Company (a)		Associates(b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Assets
Loans and advances to customers	4,397	-	-	126	16,063	19,789	632,408	426,967	652,868	446,882
Stone Pagamentos S.A.* (e)	-	-	-	-	-	-	117,175	103,732	117,175	103,732
Arena Vencer Complexo Esportivo Multiuso SPE Ltda (e)	-	-	-	-	-	-	52,200	-	52,200	-
Log Commercial Properties e Participação S/A	-	-	-	-	-	-	79	61,914	79	61,914
MRV Engenharia e Participação S/A (f)	-	-	-	-	-	-	277,686	243,648	277,686	243,648
Conedi Participações LTDA(f)	-	-	-	-	-	-	54,331	-	54,331	-
Conedi Participações LTDA (g)	-	-	-	-	-	-	14,641	-	14,641	-
MRV Engenharia e Participação S/A (g)	-	-	-	-	-	-	80,057	-	80,057	-
Radio Itatiaia Ltda (g)	-	-	-	-	-	-	5,626	-	5,626	-
Urba Desenvolvimento Urbano S.A. (g)	-	-	-	-	-	-	14,226	-	14,226	-
Key management personnel (c)	-	-	-	-	16,063	19,789	-	-	16,063	19,789
Others (j)	4,397	-	-	126	-	-	16,387	17,673	20,784	17,799
Amonts due from financial institutions (g)	-	-	572,111	45,882	-	-	1,228,551	195,912	1,800,662	241,794
Granito soluções em pagamentos S.A.	-	-	572,111	45,882	-	-	-	-	572,111	45,882
Stone Pagamentos S.A.*	-	-	-	-	-	-	1,228,551	195,912	1,228,551	195,912
Securities (i)	23,386	371	-	4,144	14,050	25,962	112,252	146,085	149,688	172,418
Urba Desenvolvimento Urbano S.A.	-	-	-	-	-	-	8,150	-	8,150	-
Log Commercial Properties E Participações S/A	-	-	-	-	-	-	29,826	-	29,826	-
Conedi Participações Ltda	-	-	-	-	-	-	7,107	88,231	7,107	88,231
Key management personnel (c)	-	-	-	-	14,050	25,962	-	-	14,050	25,962
Others (j)	23,386	371	-	4,114	-	-	67,169	57,854	90,555	58,225
Liabilities with customers - demand deposits	(1,350)	(318)	(7)	(766)	(981)	(800)	(10,324)	(9,318)	(12,662)	(11,202)
Novus Midia S.A.	-	-	-	-	-	-	(1,768)	-	(1,768)	-
Ong Movimento Bem Maior	-	-	-	-	-	-	(2,961)	-	(2,961)	-
Key management personnel (c)	-	-	-	-	(981)	(800)	-	-	(981)	(800)
Others (j)	(1,350)	(318)	(7)	(766)	-	-	(5,595)	(9,318)	(6,952)	(10,402)

(a) Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings, Hottaire, majority;

(b) Entities with significant influence by Inter&Co;

(c) A Directors and member of the Board of Directors of Inter&Co;

(d) Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controller of Inter&Co; companies over which the controller or his immediate family members have significant influence; other investors that has significant influence over Inter&Co and their close family members.

(e) Refers to working capital operations. The average rate applied is approximately 0.5% per month together with 110% to 120% of the monthly CDI;

(f) These refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" operations. Therefore, it is not a financial operation, loans or even financing of the related party;

(g) Refers to the advance/assignment of trade receivables from the related party, in which the risk is linked to that company's customers;

(h) Consist of post-fixed CDB's and LCI's, carried out at rates compatible with the average of customers, with an average term of 16 to 20 months, and average rates of 99% to 102% of the CDI..

(i) Refers to reimbursements between Inter subsidiaries;

(j) “Others” refer to dispersed balances, which are not relevant for opening.

(*) In December 2022, Stone owned 4.20% of Inter share capital with voting rights in General Meetings.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

	Parent Company (a)			Associates (b)			Key management personnel (c)			Other related parties (d)			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Interest income (e)	-	-	-	-	-	-	1,416	-	-	61,801	-	-	63,217	-	-
Conedi Participações Ltda	-	-	-	-	-	-	-	-	-	3,876	-	-	3,876	-	-
MRV Engenharia e Participação S/A	-	-	-	-	-	-	-	-	-	41,346	-	-	41,346	-	-
Stone Pagamentos S.A*	-	-	-	-	-	-	-	-	-	14,066	-	-	14,066	-	-
Arena Vencer Complexo Esportivo Multiuso Spe Ltda	-	-	-	-	-	-	-	-	-	1,375	-	-	1,375	-	-
Key management personnel (c)	-	-	-	-	-	-	1,416	-	-	-	-	-	1,416	-	-
Others (g)	-	-	-	-	-	-	-			1,138	-	-	1,138	-	-
Interest expenses (f)	(408)	(14)	(2,503)	(145)	(26)	(3,016)	(298)	(215)	(2,181)	(9,246)	(514)	(15,954)	(10,097)	(769)	(23,654)
Conedi Participações Ltda	-	-	-	-	-	-	-	-	-	(1,647)	-	-	(1,647)	-	-
Log Commercial Properties E Participações S/A	-	-	-	-	-	-	-	-	-	(6,094)	-	-	(6,094)	-	-
Verona Empreendimentos LTDA	-	-	-	-	-	-	-	-	-	(256)	-	-	(256)	-	-
Key management personnel (c)	-	-	-	-	-	-	(298)	(215)	(2,181)	-	-	-	(298)	(215)	(2,181)
Others (g)	(408)	(14)	(2,503)	(145)	(26)	(3,016)	-	-	-	(1,249)	(514)	(15,954)	(1,802)	(554)	(21,473)
Other administrative expenses	36	-	-	-	-	-	947	-	-	7,600	737	737	737	737	-
MRV Engenharia e Participação S/A	-	-	-	-	-	-	-	-	-	2,371	-	-	2,371	-	-
Lott Oliveira Braga	-	-	-	-	-	-	-	-	-	1,341	-	-	1,341	-	-
T. Lott Advocacia	-	-	-	-	-	-	-	-	-	765	-	-	765	-	-
Key management personnel (c)	-	-	-	-	-	-	947	-	-	-	-	-	947	-	-
Others (g)	36	-	-	-	-	-	-	-	-	3,124	737	737	3,160	737	-

(a)	Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire,;
(b)	Entities with significant influence by Inter&Co;
(c)	Directors and member of the Board of Directors of Inter&Co;
(d)	Any immediate family members of key management personnel or companies controlled by them;
(e)	Income related to the receipt of interest on credit operations with related parties.
(f)	Refer to expenses on intermediation of fixed income products
(g)	“Others” refer to dispersed balances, which are not relevant for opening.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022

Remuneration of key management personnel

The remuneration of the key management personnel of the Group is presented in note 30 in the caption ‘remuneration of the executive board and the board of directors’ ad referendum to the Annual Shareholders’ Meeting. The Group has a stock option plan for preferred shares for its key management personnel. Further information on the plan is detailed in explanatory note 33.

35	Subsequent events

a) Incorporation of Inter Mortgage Holding, Inc

On January 9, 2023, Inter Mortgage Holding, Inc. was incorporated, a wholly-owned subsidiary of Inter US Holding LLC, in Delaware/USA. It is a non-operating holding company, with no assets, liabilities or contingencies.

b) Change in corporate name to “Inter US Holding, LLC”

On January 12, 2023, the change in corporate name of NEW LA BI LLC to Inter US Holding, LLC was approved.

c) Acquisition of subsidiary “YellowFi Mortgage LLC”

On January  24, 2023, through the holding company “Inter Mortgage Holding, Inc” the Group acquired a 100% interest in YellowFi Mortgage LLC and YellowFi Management LLC, consisting in 100,000 units in each company. The amount paid for the acquisition of YellowFi Mortgage LLC and YellowFi Management LLC was $450,000, forwith partially settled in cash and partially settled in shares of the Company.

YellowFi is a mortgage company based in the United States with operations in Florida, Georgia and Colorado, which provides credit focused on the real estate market. The company has licenses to operate in these three states and obtains funding from investors. The company’s business is focused on mortgage origination and distribution and will enable the Group to expand other loan portfolios in the US, providing Inter&Co’s customers with a broader range of financial services.

d) Share based payments

On January 4, 2023, the Extraordinary General Meeting of Inter&Co, Inc. was held, in which the migration of Plan 4 and Programs 1, 2 and 3 under Plan 4 was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations under Plan 4 and the respective programs. As a result of the corporate reorganization, each 2 Units of Banco Inter S.A., each composed of 1 common share and 2 preferred shares of Banco Inter S.A. now correspond to 1 Class A Share of Inter&Co, so that the number of options held by each beneficiary changed proportionally. Thus, for every 6 options to purchase common or preferred shares of Banco Inter S.A., the beneficiary will have 1 option to purchase a Class A Share of Inter&Co. Likewise, for every 2 options to purchase units of Banco Inter S.A., the beneficiary will have 1 option to purchase a Class A Share of Inter&Co. Furthermore, the repricing of the exercise price of the options granted in the scope of Program 3 of Plan 4, which have not yet been exercised, was approved, changing the exercise price to R$15.50.